      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1997


                                                          REGISTRATION 333-23795
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                               AMENDMENT NO. 5 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                AMAZON.COM, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                            7375                           91-1646860
 (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
  incorporation or organization)     Classification Code Number)           Identification No.)

                         1516 SECOND AVENUE, 4TH FLOOR
                           SEATTLE, WASHINGTON 98101
                                 (206) 622-2335
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             ---------------------

                                JEFFREY P. BEZOS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                AMAZON.COM, INC.
                         1516 SECOND AVENUE, 4TH FLOOR
                           SEATTLE, WASHINGTON 98101
                                 (206) 622-2335
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

           CHARLES J. KATZ, JR., ESQ.                               MARK A. BERTELSEN, ESQ.
            L. MICHELLE WILSON, ESQ.                                DAVID C. DRUMMOND, ESQ.
              DAVID F. MCSHEA, ESQ.                                 ROBERT M. TARKOFF, ESQ.
                  PERKINS COIE                              WILSON SONSINI GOODRICH & ROSATI, P.C.
          1201 THIRD AVENUE, 40TH FLOOR                               650 PAGE MILL ROAD
         SEATTLE, WASHINGTON 98101-3099                        PALO ALTO, CALIFORNIA 94304-1050
                 (206) 583-8888                                         (415) 493-9300

                             ---------------------

    Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

================================================================================================
                                                  PROPOSED         PROPOSED
  TITLE OF EACH CLASS            AMOUNT           MAXIMUM          MAXIMUM         AMOUNT OF
  OF SECURITIES TO BE             TO BE        OFFERING PRICE     AGGREGATE       REGISTRATION
       REGISTERED             REGISTERED(1)     PER SHARE(2)  OFFERING PRICE(2)       FEE
------------------------------------------------------------------------------------------------
Common Stock, $0.01 par
  value per share.......    3,450,000 shares       $16.00        $55,200,000       $16,727(3)
================================================================================================

(1) Includes 450,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c).


(3) Previously paid.

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


SUBJECT TO COMPLETION, DATED MAY 14, 1997


LOGO

--------------------------------------------------------------------------------

3,000,000 SHARES
COMMON STOCK
--------------------------------------------------------------------------------

All of the 3,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), are being sold by Amazon.com, Inc. ("Amazon.com" or the "Company"). Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for listing on the Nasdaq National Market under the symbol "AMZN."

FOR INFORMATION CONCERNING CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 5.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                              PRICE TO             UNDERWRITING         PROCEEDS TO
                                              PUBLIC               DISCOUNT(1)          COMPANY(2)
Per Share                                     $                    $                    $
Total(3)                                      $                    $                    $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses estimated at $850,000, payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $        , $
    and $        , respectively. See "Underwriting."

The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. Delivery of the shares of Common Stock offered hereby to the Underwriters is expected to be made in New York, New York
on or about             , 1997.

DEUTSCHE MORGAN GRENFELL

                               ALEX. BROWN & SONS
                                  INCORPORATED

                                                               HAMBRECHT & QUIST

The date of this Prospectus is             , 1997.

        [PICTURE OF THE COMPANY'S WELCOME WEB PAGE ACCOMPANIED BY TEXT, "Customers enter the bookstore through Amazon.com Web site and can . . .",
 PICTURE OF THE COMPANY'S WEB PAGE FOR SEARCHING BY AUTHOR, TITLE, AND SUBJECT,
                              ACCOMPANIED BY TEXT,
 ". . . conduct targeted searches of over 2.5 million titles in the Amazon.com catalog. . . ", and
   PICTURE OF THE COMPANY'S AMAZON.COM JOURNAL WEB PAGE, ACCOMPANIED BY TEXT, ". . . browse from among highlighted selections and other features . . ."]

     The Company has applied for federal registration of the marks "AMAZON.COM" and "AMAZON.COM BOOKS." All other trademarks or service marks appearing in this Prospectus are trademarks or service marks of the respective companies that utilize them.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     Except as otherwise noted, all information in this Prospectus, including share and per share information, (i) assumes no exercise of the Underwriters' over-allotment option, (ii) reflects the conversion of each outstanding share of the Company's Preferred Stock into six shares of Common Stock upon the closing of this offering, (iii) gives effect to a four-for-one stock split of the Company's outstanding Common Stock effective November 23, 1996 and a three-for-two split of the Company's outstanding Common Stock effective April 18, 1997, and (iv) reflects an increase in the number of authorized shares of Common Stock from 25,000,000 to 100,000,000 and an increase in the number of authorized shares of Preferred Stock from 5,000,000 to 10,000,000 effective April 18, 1997.

                               PROSPECTUS SUMMARY

    The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

    Amazon.com is the leading online retailer of books. Since opening for business as "Earth's Biggest Bookstore" in July 1995, the Amazon.com bookstore has quickly become one of the most widely known, used and cited commerce sites on the World Wide Web (the "Web"). Amazon.com strives to offer its customers compelling value through innovative use of technology, broad selection, high-quality content, a high level of customer service, competitive pricing and personalized services. As an online bookseller, Amazon.com has virtually unlimited online shelf space and can offer customers a vast selection through an efficient search and retrieval interface. The Company offers more than 2.5 million titles, including most of the estimated 1.5 million English-language books believed to be in print, more than one million out-of-print titles believed likely to be in circulation and a smaller number of CDs, videotapes and audiotapes. Beyond the benefits of selection, purchasing books from Amazon.com is more convenient than shopping in a physical bookstore because online shopping can be done 24 hours a day and does not require a trip to a store. Furthermore, Amazon.com's high inventory turnover, lack of investment in expensive retail real estate and reduced personnel requirements give it meaningful structural economic advantages relative to traditional booksellers.

    Through March 31, 1997, Amazon.com had sales of more than $32 million to approximately 340,000 customer accounts in over 100 countries. Average daily visits (not "hits") have grown from approximately 2,200 in December 1995 to approximately 80,000 in March 1997, and repeat customers currently account for over 40% of orders. Time magazine rated Amazon.com one of the 10 "Best Websites of 1996."

                                  THE OFFERING

Common Stock offered.......................................   3,000,000 shares
Common Stock to be outstanding after this offering.........   23,858,702 shares(1)
Use of proceeds............................................   For working capital and other general
                                                              corporate purposes.
Proposed Nasdaq National Market symbol.....................   AMZN

---------------

(1) Excludes 2,789,804 shares, 1,069,125 shares and 264,000 shares of Common Stock issuable upon exercise of options outstanding at May 13, 1997 under the Company's Amended and Restated 1994 Stock Option Plan (the "1994 Stock Option Plan"), the Company's 1997 Stock Option Plan (the "1997 Stock Option Plan", and together with the 1994 Stock Option Plan, the "Plans") and outside the Plans, respectively, at a weighted average exercise price of $3.62 per share. See "Management -- Employee Benefit Plans" and Note 3 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA
                     (In thousands, except per share data)

                          FOR THE PERIOD                                            QUARTER ENDED
                         FROM JULY 5, 1994      YEAR ENDED       ----------------------------------------------------
                          (INCEPTION) TO       DECEMBER 31,                              SEPT.     DEC.
                           DECEMBER 31,      -----------------   MARCH 31,   JUNE 30,     30,       31,     MARCH 31,
                               1994           1995      1996       1996        1996      1996      1996       1997
                         -----------------   -------   -------   ---------   --------   -------   -------   ---------
STATEMENT OF OPERATIONS
  DATA:
Net sales...............      $    --          $ 511   $15,746      $ 875      $2,230   $ 4,173   $ 8,468    $16,005
Loss from operations....          (52)          (304)   (5,979)      (336)       (776)   (2,472)   (2,395)    (3,102)
Net loss................          (52)          (303)   (5,777)      (331)       (767)   (2,380)   (2,299)    (3,038)
Net loss per share(1)...        (0.00)         (0.02)    (0.25)     (0.02)      (0.03)    (0.10)    (0.10)     (0.13)
Shares used in
  computation of net
  loss per share(1).....       17,730         18,933    22,655     22,251      22,431    22,967    22,969     23,018

                                                                                            AT MARCH 31, 1997
                                                                                        --------------------------
                                                                                         ACTUAL     AS ADJUSTED(2)
                                                                                        ---------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents.............................................................   $ 7,162       $ 48,162
Working capital.......................................................................        79         41,079
Total assets..........................................................................    11,722         52,722
Stockholders' equity..................................................................     2,763         43,763

---------------

(1) See Note 1 of Notes to Financial Statements for information concerning the determination of net loss per share.

(2) Adjusted to give effect to the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and offering expenses, and the receipt of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  THE COMPANY

     Amazon.com is the leading online retailer of books. Since opening for business as "Earth's Biggest Bookstore" in July 1995, the Amazon.com bookstore has quickly become one of the most widely known, used and cited commerce sites on the Web. By offering customers an authoritative selection of more than 2.5 million titles, as well as competitive pricing and outstanding customer service, Amazon.com believes it has achieved a preeminent position among online retailers.

     Customers enter the Amazon.com bookstore through the Company's Web site and, in addition to ordering books, can conduct targeted searches, browse from among highlighted selections, bestsellers and other features, read and post reviews, register for personalized services, participate in promotions and check order status. Customers simply click on a button to add books to their virtual shopping baskets. Customers can add and subtract books from their shopping baskets as they browse, prior to making a final purchase decision, just as in a physical store. To execute orders, customers click on the buy button and are prompted to supply shipping and credit card details. Customers are offered a variety of delivery services, including overnight and various international shipping options, as well as gift-wrapping.

     The worldwide book industry is large, growing and relatively fragmented. According to Euromonitor, U.S. book sales were estimated to be approximately $26 billion in 1996 and are expected to grow to approximately $30 billion in 2000, while worldwide book sales were estimated at approximately $82 billion in 1996 and are expected to grow to approximately $90 billion in 2000.

     Amazon.com was founded to capitalize on the opportunity for online book retailing. The Company believes that the retail book industry is particularly suited to online retailing for many compelling reasons. An online bookseller has virtually unlimited online shelf space and can offer customers a vast selection through an efficient search and retrieval interface. This is particularly valuable in the book market because the extraordinary number of different items precludes even the largest physical bookstore from economically stocking more than a small minority of available titles. In addition, by serving a large and global market through centralized distribution and operations, online booksellers can realize significant structural cost advantages relative to traditional booksellers. Furthermore, unlike with clothing or other personal products, consumers can make educated book purchase decisions using online information. Books can be selected and sampled effectively through online synopses, excerpts and reviews and have consistent quality across different retailers. In addition, the demographic overlap between frequent book buyers and Internet users is high. Further, online bookselling has the potential to eliminate or mitigate critical inefficiencies and problems faced by book publishers.

     Amazon.com intends to use technology to deliver an outstanding service offering and to achieve the significant economies inherent in the online store model. The Company's strategy is to build strong brand recognition, customer loyalty and supplier relationships, while creating an economic model that is superior to that of the capital and real estate intensive traditional book retailing business. Achieving profitability given the Company's planned investment levels depends upon the Company's ability to generate and sustain substantially increased revenue levels. See "Risk Factors -- Limited Operating History; Accumulated Deficit; Anticipated Losses."

     The Company has grown rapidly since first opening its bookstore. Through March 31, 1997, Amazon.com had sales of more than $32 million to approximately 340,000 customer accounts in over 100 countries. Compounded quarterly sales growth exceeded 100% from the first quarter of 1996 through the first quarter of 1997. Average daily visits (not "hits") have grown from approximately 2,200 in December 1995 to approximately 80,000 in March 1997, and repeat customers currently account for over 40% of orders. Time magazine rated Amazon.com one of the 10 "Best Websites of 1996." Growth rates experienced to date are not sustainable. The Company incurred net losses of $5.8 million and $3.0 million in the fiscal year ended December 31, 1996 and the quarter ended March 31, 1997, respectively. See "Risk Factors -- Limited Operating History; Accumulated Deficit; Anticipated Losses."

     The Company was incorporated in Washington in July 1994 and reincorporated in Delaware in June 1996. The Company's headquarters are located at 1516 Second Avenue, 4th Floor, Seattle, Washington 98101. Its telephone number at that location is (206) 622-2335. Information contained on the Company's Web site will not be deemed to be a part of this Prospectus. As used herein, "titles" offered by the Company means the number of items offered in the Company's catalog and includes primarily books but also a small number of CDs, videotapes and audiotapes.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, investors should carefully consider the following risk factors before making an investment decision concerning the Common Stock. All statements, trend analysis and other information contained in this Prospectus relative to markets for the Company's products and trends in net sales, gross margin and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements.

     LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; ANTICIPATED LOSSES. The Company was founded in July 1994 and began selling books on its Web site in July 1995. Accordingly, the Company has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, maintain and increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and transaction-processing systems, improve its Web site, provide superior customer service and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     Since inception, the Company has incurred significant losses, and as of March 31, 1997 had an accumulated deficit of $9.0 million. The Company believes that its success will depend in large part on its ability to (i) extend its brand position, (ii) provide its customers with outstanding value and a superior shopping experience, and (iii) achieve sufficient sales volume to realize economies of scale. Accordingly, the Company intends to invest heavily in marketing and promotion, site development and technology and operating infrastructure development. The Company also intends to offer attractive pricing programs, which will reduce its gross margins. Because the Company has relatively low product gross margins, achieving profitability given planned investment levels depends upon the Company's ability to generate and sustain substantially increased revenue levels. As a result, the Company believes that it will incur substantial operating losses for the foreseeable future, and that the rate at which such losses will be incurred will increase significantly from current levels. Although the Company has experienced significant revenue growth in recent periods, such growth rates are not sustainable and will decrease in the future. In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company expects to use a portion of the net proceeds of this offering to fund its operating losses. If such net proceeds, together with cash generated by operations, are insufficient to fund future operating losses, the Company may be required to raise additional funds. There can be no assurance that such financing will be available in amounts or on terms acceptable to the Company, if at all.

     UNPREDICTABILITY OF FUTURE REVENUES; POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY. As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are to a large extent fixed. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on its business, prospects, financial condition and results of operations. See
"Business -- Competition."

     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) the Company's ability to manage inventory and fulfillment operations and maintain gross margins, (iii) the announcement or introduction of new sites, services and products by the Company and its competitors, (iv) price competition or higher wholesale prices in the industry, (v) the level of use of the Internet and online services and increasing consumer acceptance of the Internet and other online services for the purchase of consumer products such as those offered by the Company, (vi) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, (vii) the level of traffic on the Company's Web site, (viii) technical difficulties, system downtime or Internet brownouts, (ix) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (x) the number of popular books introduced during the period, (xi) the level of merchandise returns experienced by the Company, (xii) governmental regulation, and (xiii) general economic conditions and economic conditions specific to the Internet, online commerce and the book industry.

     The Company expects that it will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns. Internet usage and the rate of Internet growth may be expected to decline during the summer. Further, sales in the traditional retail book industry are significantly higher in the fourth calendar quarter of each year than in the preceding three quarters.

     Due to the foregoing factors, in one or more future quarters the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Stock would likely be materially adversely affected.

     COMPETITION. The online commerce market, particularly over the Internet, is new, rapidly evolving and intensely competitive, which competition the Company expects to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In addition, the retail book industry is intensely competitive. The Company currently or potentially competes with a variety of other companies. These competitors include (i) various online booksellers and vendors of other information-based products such as CDs and videotapes, including Book Stacks Unlimited, Inc., a subsidiary of CUC International, Inc. ("CUC"), and other small entrants, including entrants into narrow specialty niches, that may be aided by partnering with existing distributors, such as Ingram Book Group ("Ingram"), that help establish and operate online sites for booksellers, (ii) a number of indirect competitors that specialize in online commerce or derive a substantial portion of their revenues from online commerce, including America Online, Inc. ("AOL") and Microsoft Corporation, through which other bookstores may offer products, and (iii) publishers, such as Simon & Schuster (operated by Viacom Inc., "Simon & Schuster"), and retail vendors of books, music and videotapes, including large specialty booksellers, with significant brand awareness, sales volume and customer bases, such as Barnes & Noble, Inc. ("B&N") and Borders Group, Inc. ("Borders"). Both B&N and Borders have announced their intention to devote substantial resources to online commerce in the near future. B&N, specifically, has launched a Web site to sell books online and has a relationship with AOL through which B&N offers a broad selection of titles at discounted prices. Simon & Schuster also has begun selling a number of books through an online site. Competitive pressures created by any one of these companies, or by the Company's competitors collectively, could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     The Company believes that the principal competitive factors in its market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of editorial and other site content and reliability and speed of fulfillment. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of the Company's competitors may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company. For example, client-agent applications that select specific titles from a variety of Web sites may channel customers to online booksellers that compete with the Company. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company a substantial fee for inclusion. See "Business -- Competition."

     RISK OF CAPACITY CONSTRAINTS; RELIANCE ON INTERNALLY DEVELOPED SYSTEMS; SYSTEM DEVELOPMENT RISKS. A key element of the Company's strategy is to generate a high volume of traffic on, and use of, its Web site. Accordingly, the satisfactory performance, reliability and availability of the Company's Web site, transaction-processing systems and network infrastructure are critical to the Company's reputation and its ability to attract and retain customers and maintain adequate customer service levels. The Company's revenues depend on the number of visitors who shop on its Web site and the volume of orders it fulfills. Any system interruptions that result in the unavailability of the Company's Web site or reduced order fulfillment performance would reduce the volume of goods sold and the attractiveness of the Company's product and service offerings. The Company has experienced periodic system interruptions, which it believes will continue to occur from time to time. Any substantial increase in the volume of traffic on the Company's Web site or the number of orders placed by customers will require the Company to expand and upgrade further its technology, transaction-processing systems and network infrastructure. There can be no assurance that the Company will be able to accurately project the rate or timing of increases, if any, in the use of its Web site or timely expand and upgrade its systems and infrastructure to accommodate such increases.

     The Company uses an internally developed system for its Web site, search engine and substantially all aspects of transaction processing, including order management, cash and credit card processing, purchasing, inventory management and shipping. The system is not integrated with the remainder of the Company's accounting and financial systems. To date, development efforts for the Company's transaction-processing systems have focused primarily on support for rapid growth of order volume and customer service, and less on traditional accounting, control and reporting aspects of system development. As a result, the Company's current management information system, which produces frequent operational reports, is inefficient with respect to traditional accounting-oriented reporting and requires a significant amount of manual effort to prepare information for financial and accounting reporting. This may make it difficult for management to obtain accurate financial statements and reporting information on a timely basis. On an ongoing basis, the Company upgrades and expands its systems and, in the future, intends to further upgrade and expand its transaction-processing systems and to integrate newly developed and/or purchased modules with its existing systems in order to improve its accounting, control and reporting methods and support increased transaction volume. The Company's inability to add additional software and hardware or to develop and upgrade further its existing technology, transaction-processing systems or network infrastructure to accommodate increased traffic on its Web site or increased sales volume through its transaction-processing systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment, and delays in reporting accurate financial information. In addition, although the Company works to prevent unauthorized access to Company data, it is impossible to completely eliminate this risk. There can be no assurance that the Company will be able in a timely manner to effectively upgrade and expand its transaction-processing systems or to integrate smoothly any newly developed or purchased modules with its existing systems. Any inability to do so would have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business -- Technology."

     RISK OF SYSTEM FAILURE; SINGLE SITE AND ORDER INTERFACE. The Company's success, in particular its ability to successfully receive and fulfill orders and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of its computer and communications hardware systems. Substantially all of the Company's computer and communications hardware is located at a single leased facility in Seattle, Washington. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company does not presently have redundant systems or a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. The occurrence of any of the foregoing risks could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business -- Facilities" and "-- Technology."

     RECENT AND CONTINUING PUBLICITY. The Company has received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements by the Company's officers and employees. For example, in April 1997, a newspaper article stated that the Company's President said that the Company is not yet profitable -- although it easily could be -- because of massive investment in advertising across the Internet and refinement of its marketing techniques and value-added services to customers. The Company's view, however, is that it will incur substantial losses for the foreseeable future. See "-- Limited Operating History; Accumulated Deficit; Anticipated Losses."

     In addition, a recent advertisement by Digital Equipment Corporation states that the Company is growing at a rate of 3,000% per year. In fact, the Company's sales are now growing at a slower rate and the Company believes that its historical sales growth rates are not sustainable and will decrease in the future. In addition, this advertisement states that the Company is the world's most prosperous online bookstore. The Company, however, has incurred significant losses to date, expects to continue to incur substantial losses for the foreseeable future and believes that the rate at which such losses will be incurred will increase significantly from current levels. See "-- Limited Operating History; Accumulated Deficit; Anticipated Losses."

     Neither the Company nor any of the Underwriters have confirmed, endorsed or adopted these third-party statements for utilization by, or distribution to, prospective purchasers in this offering. To the extent any such statements are inconsistent with, or conflict with, the information contained in this Prospectus, or relate to information not contained in this Prospectus, they are disclaimed by the Company and the Underwriters. Accordingly, prospective investors should not rely on such third-party statements, or any other information not contained in this Prospectus.

     MANAGEMENT OF POTENTIAL GROWTH; NEW MANAGEMENT TEAM; LIMITED SENIOR MANAGEMENT RESOURCES. The Company has rapidly and significantly expanded its operations, and anticipates that further significant expansion will be required to address potential growth in its customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on the Company's management, operational and financial resources. From December 31, 1995 to March 31, 1997, the Company expanded from 11 to 256 employees. The majority of the Company's senior management joined the Company within the last five months, and some officers have no prior senior management experience at public companies. The Company's new employees include a number of key managerial, technical and operations personnel who have not yet been fully integrated into the Company, and the Company expects to add additional key personnel in the near future. In particular, the Company intends to hire a Chief Information Officer to manage the operation, development and enhancement of its information system. To manage the expected growth of its operations and personnel, the Company will be required to improve existing and implement new transaction-processing, operational and financial systems, procedures and controls, and to expand, train and manage its already growing employee base. The Company also will be required to expand its finance, administrative and operations staff. Further, the Company's management will be required to maintain and expand its relationships with various distributors and publishers, freight companies, other Web sites and other Web service providers, Internet and other online service providers and other third parties necessary to the Company's business. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support the Company's future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that Company management will be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company is unable to manage growth effectively, its business, prospects, financial condition and results of operations will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Employees."

     DEPENDENCE ON CONTINUED GROWTH OF ONLINE COMMERCE. The Company's future revenues and any future profits are substantially dependent upon the widespread acceptance and use of the Internet and other online services as an effective medium of commerce by consumers. Rapid growth in the use of and interest in the Web, the Internet and other online services is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. The Company relies on consumers who have historically used traditional means of commerce to purchase merchandise. For the Company to be successful, these consumers must accept and utilize novel ways of conducting business and exchanging information.

     In addition, the Internet and other online services may not be accepted as a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. To the extent that the Internet and other online services continue to experience significant growth in the number of users, their frequency of use or an increase in their bandwidth requirements, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and Amazon.com in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, the Company's business, prospects, financial condition and results of operations would be materially adversely affected.

     RAPID TECHNOLOGICAL CHANGE. To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of the Amazon.com online store. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing Web site and proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of Web site and other proprietary technology entails significant technical and business risks. There can be no assurance that the Company will successfully use new technologies effectively or adapt its Web site, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, its business, prospects, financial condition and results of operations would be materially adversely affected. See
"Business -- Technology."

     DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL PERSONNEL. The Company's performance is substantially dependent on the continued services and on the performance of its senior management and other key personnel, particularly Jeffrey P. Bezos, its President, Chief Executive Officer and Chairman of the Board. The Company's performance also depends on the Company's ability to retain and motivate its other officers and key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company does not have long-term employment agreements with any of its key personnel and maintains no "key person" life insurance policies. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to successfully attract, assimilate or retain sufficiently qualified personnel. In particular, the Company has encountered difficulties in attracting a sufficient number of qualified software developers for its Web site and transaction-processing systems, and there can be no assurance that the Company will be able to retain and attract such developers. The failure to retain and attract the necessary technical, managerial, editorial, merchandising, marketing and customer service personnel could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business -- Employees" and "Management."

     ONLINE COMMERCE SECURITY RISKS. A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction data. If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See
"Business -- Technology."

     RELIANCE ON CERTAIN SUPPLIERS. The Company purchases a substantial majority of its products from two major vendors, Ingram and Baker & Taylor, Inc. ("B&T"). Ingram is the single largest supplier and accounted for 59% of the Company's inventory purchases in 1996. The Company carries minimal inventory and relies to a large extent on rapid fulfillment from these and other vendors. The Company has no long-term contracts or arrangements with any of its vendors that guarantee the availability of merchandise, the continuation of particular payment terms or the extension of credit limits. There can be no assurance that the Company's current vendors will continue to sell merchandise to the Company on current terms or that the Company will be able to establish new or extend current vendor relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If the Company were unable to develop and maintain relationships with vendors that would allow it to obtain sufficient quantities of merchandise on acceptable commercial terms, its business, prospects, financial condition and results of operations would be materially adversely affected. See "Business -- Warehousing and Fulfillment."

     RISKS ASSOCIATED WITH ENTRY INTO NEW BUSINESS AREAS. The Company may choose to expand its operations by developing new Web sites, promoting new or complementary products or sales formats, expanding the breadth and depth of products and services offered or expanding its market presence through relationships with third parties. In addition, the Company may pursue the acquisition of new or complementary businesses, products or technologies, although it has no present understandings, commitments or agreements with respect to any material acquisitions or investments. There can be no assurance that the Company would be able to expand its efforts and operations in a cost-effective or timely manner or that any such efforts would increase overall market acceptance. Furthermore, any new business or Web site launched by the Company that is not favorably received by consumers could damage the Company's reputation or the Amazon.com brand. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations and editorial resources and would strain the Company's management, financial and operational resources. The lack of market acceptance of such efforts or the Company's inability to generate satisfactory revenues from such expanded services or products to offset their cost could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     TRADEMARKS AND PROPRIETARY RIGHTS. The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, customers, partners and others to protect its proprietary rights. The Company pursues the registration of its trademarks and service marks in the U.S. and internationally, and has applied for the registration of certain of its trademarks and service marks. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available online. The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against the Company. The Company has been subject to claims and expects to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. The Company has received notice of alleged claims by B&N. See "Business -- Legal Proceedings."

     GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES. The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to access to online commerce. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company's business, prospects, financial condition and results of operations. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     SALES AND OTHER TAXES. The Company does not currently collect sales or other similar taxes in respect of shipments of goods into states other than Washington. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as the Company which engage in online commerce. In addition, any new operation in states outside Washington could subject shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that the Company should collect sales or other taxes on the sale of merchandise could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     CONTROL OF THE COMPANY. Immediately upon completion of this offering, the outstanding Common Stock will be beneficially owned approximately 41% by Jeffrey
P. Bezos, the Company's President, Chief Executive Officer and Chairman of the Board, and 10% by members of Mr. Bezos' family and trusts controlled by members of Mr. Bezos' family (41% and 10%, respectively, if the over-allotment option is exercised in full). The above persons and entities will hold an aggregate of approximately 51% of the outstanding voting power of the Company immediately upon completion of this offering. As a result, upon completion of this offering, the Bezos family will be able to (i) elect, or defeat the election of, the Company's directors, (ii) amend or prevent amendment of the Company's Restated Certificate of Incorporation or Bylaws, or (iii) effect or prevent a merger, sale of assets or other corporate transaction. The Company's public stockholders, for so long as they hold less than 50% of the outstanding voting power of the Company, will not be able to control the outcome of such transactions. The extent of ownership by the Bezos family may have the effect of preventing a change in control of the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have an adverse effect on the market price of the Common Stock. See "Management," "Certain Transactions" and "Principal Stockholders."

     NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. The trading price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations, new sales formats or new products or services by the Company or its competitors, changes in financial estimates by securities analysts, conditions or trends in the Internet and online commerce industries, changes in the market valuations of other Internet, online service or retail companies, announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of Common Stock and other events or factors, many of which are beyond the Company's control. In addition, the stock market in general, and the Nasdaq National Market and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect price earnings ratios substantially above historical levels. There can be no assurance that these trading prices and price earnings ratios will be sustained. These broad market and industry factors may materially and adversely affect the market price of the Common Stock, regardless of the Company's operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of the Company's Common Stock in the public market after this offering could adversely affect prevailing market prices for the Common Stock. The 3,000,000 shares of Common Stock offered hereby will be freely tradeable without restriction in the public market. Taking into account restrictions imposed by the Securities Act of 1933, as amended (the "Securities Act"), rules promulgated by the Securities and Exchange Commission (the "Commission") thereunder, the Company's contractual right to repurchase shares and lock-up agreements between certain stockholders and the Company or Deutsche Morgan Grenfell Inc., the number of additional shares that will be available for sale in the public market, subject in some cases to the volume and other restrictions of Rule 144 under the Securities Act, will be as follows: approximately 31,793 additional shares will be eligible for sale beginning 91 days after the date of this Prospectus and approximately 19,331,253 additional shares will be eligible for sale beginning 181 days after the date of this Prospectus. Approximately 681,300 remaining shares will be eligible for sale pursuant to Rule 144 upon the expiration of one-year holding periods or the expiration of the Company's contractual right to repurchase the shares between November 1997 and May 1998. Deutsche Morgan Grenfell Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements. Upon the closing of this offering, holders of 13,286,376 shares of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. In addition, the Company intends to file a registration statement on Form S-8 under the Securities Act approximately 180 days after the date of this Prospectus to register approximately 9,534,648 shares of Common Stock reserved for issuance under the 1994 Stock Option Plan and the Company's 1997 Stock Option Plan. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

     ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. Upon the closing of this offering, the Company's Board of Directors will have the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's Restated Certificate of Incorporation and Bylaws and Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock."

     NO SPECIFIC USE OF PROCEEDS. The Company has not designated any specific use for the net proceeds from the sale by the Company of the Common Stock offered hereby. The Company expects to use the net proceeds for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures. The Company may, when the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. From time to time, in the ordinary course of business, the Company expects to evaluate potential acquisitions of such businesses, products or technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition or investment. Accordingly, management will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Use of Proceeds."

     IMMEDIATE AND SUBSTANTIAL DILUTION. The initial public offering price is substantially higher than the book value per outstanding share of Common Stock. Accordingly, purchasers in this offering will suffer an immediate and substantial dilution of $13.20 per share in the net tangible book value of the Common Stock from the initial public offering price. Additional dilution will occur upon exercise of outstanding options granted by the Company. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby, assuming an initial public offering price of $15.00 per share, are estimated to be approximately $41.0 million (approximately $47.3 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and offering expenses.

     The principal purposes of this offering are to obtain additional capital, to create a public market for the Common Stock, to facilitate future access by the Company to public equity markets, and to provide increased visibility and credibility in a marketplace where many of the Company's current and potential competitors are or will be publicly held companies. The Company has no specific plan for the net proceeds of this offering. The Company expects to use the net proceeds for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures. The Company may, when the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. From time to time, in the ordinary course of business, the Company expects to evaluate potential acquisitions of such businesses, products or technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition or investment. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth at March 31, 1997 the (i) actual capitalization of the Company, (ii) the pro forma capitalization of the Company, giving effect to the conversion of the outstanding Preferred Stock into Common Stock upon the closing of this offering, and (iii) the pro forma capitalization as adjusted to reflect the receipt of the estimated net proceeds from the sale of the 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company. This table should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                      MARCH 31, 1997
                                                             ---------------------------------
                                                                                    PRO FORMA
                                                             ACTUAL    PRO FORMA   AS ADJUSTED
                                                             -------   ---------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE AND
                                                                      PER SHARE DATA)
Long-term obligations, net of current maturities...........  $    --    $    --      $    --

Stockholders' equity:
Preferred Stock, $0.01 par value per share; 10,000,000
  shares authorized: 574,396 shares issued and outstanding,
  actual; no shares issued and outstanding, pro forma and
  pro forma as adjusted....................................        6         --           --
Common Stock, $0.01 par value per share; 100,000,000 shares
  authorized; 17,352,406 shares issued and outstanding,
  actual; 20,798,782 shares issued and outstanding, pro
  forma; 23,798,782 shares issued and outstanding, pro
  forma as adjusted(1).....................................      173        208          238
Additional paid-in capital.................................   14,737     14,708       55,678
Deferred compensation......................................   (3,090)    (3,090)      (3,090)
Accumulated deficit........................................   (9,063)    (9,063)      (9,063)
                                                             -------   ---------   -----------
  Total stockholders' equity...............................    2,763      2,763       43,763
                                                             -------   ---------   -----------
          Total capitalization.............................  $ 2,763    $ 2,763      $43,763
                                                             =======    =======    =========

---------------

(1) Excludes 2,940,774 shares, 339,075 shares and 264,000 shares of Common Stock issuable upon exercise of options outstanding at March 31, 1997 under the 1994 Stock Option Plan, under the 1997 Stock Option Plan and outside the Plans, respectively, at a weighted average exercise price of $1.76 per share. See Note 3 of Notes to Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company at March 31, 1997 was $1.9 million, or $0.09 per share. Pro forma net tangible book value per share represents the amount of total tangible assets of the Company reduced by the Company's total liabilities, divided by the pro forma number of shares of Common Stock outstanding, after giving effect to the automatic conversion of all outstanding shares of Preferred Stock into an aggregate of 3,446,376 shares of Common Stock upon the closing of this offering. After giving effect to the sale by the Company of the 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share (after deducting estimated underwriting discounts and offering expenses), the adjusted pro forma net tangible book value of the Company at March 31, 1997 would have been $42.9 million, or $1.80 per share. This represents an immediate increase in pro forma net tangible book value of $1.71 per share to existing stockholders and an immediate dilution of $13.20 per share to new investors. The following table illustrates this per share dilution:

    Assumed initial public offering price per share..................            $15.00
      Pro forma net tangible book value per share at March 31,
         1997........................................................  $0.09
      Increase per share attributable to new investors...............   1.71
                                                                       -----
    Adjusted pro forma net tangible book value per share after this
      offering.......................................................              1.80
                                                                                 ------
    Dilution per share to new investors..............................            $13.20
                                                                                 ======

     The following table sets forth on a pro forma basis at March 31, 1997, after giving effect to the automatic conversion of all outstanding shares of Preferred Stock into an aggregate of 3,446,376 shares of Common Stock upon the closing of this offering, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing stockholders and by investors purchasing Common Stock in this offering:

                                  SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                --------------------     ---------------------     PRICE PER
                                  NUMBER     PERCENT       AMOUNT      PERCENT       SHARE
                                ----------   -------     -----------   -------     ---------
    Existing stockholders.....  20,798,782     87.4%     $11,700,567     20.6%      $  0.56
    New investors.............   3,000,000     12.6       45,000,000     79.4         15.00
                                ----------   -------     -----------   -------
              Total...........  23,798,782    100.0%     $56,700,567    100.0%
                                ==========   ======      ===========   ======

     The foregoing tables assume no exercise of any outstanding stock options or the Underwriters' over-allotment option. See "Underwriting" for information concerning the Underwriters' over-allotment option. As of March 31, 1997, there were outstanding options to purchase 2,940,774 shares, 339,075 shares and 264,000 shares of Common Stock under the 1994 Stock Option Plan, under the 1997 Stock Option Plan and outside the Plans, respectively, at a weighted average exercise price of $1.76 per share. To the extent that the outstanding options, or any options granted in the future, are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The statement of operations data for the period from July 5, 1994 (inception) to December 31, 1994 and for the years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995 and 1996 are derived from the financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus, and are qualified by reference to such financial statements and the notes thereto. The balance sheet data at December 31, 1994 are derived from the financial statements of the Company which were also audited by Ernst & Young LLP, which are not included herein. The selected financial data as of March 31, 1997, for each of the quarters in the year ended December 31, 1996 and for the quarter ended March 31, 1997 are derived from unaudited financial statements of the Company, which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The historical results are not necessarily indicative of future results.

                                         FOR THE PERIOD
                                              FROM                                              QUARTER ENDED
                                          JULY 5, 1994       YEAR ENDED      ----------------------------------------------------
                                         (INCEPTION) TO     DECEMBER 31,                             SEPT.     DEC.
                                          DECEMBER 31,    ----------------   MARCH 31,   JUNE 30,     30,       31,     MARCH 31,
                                              1994         1995     1996       1996        1996      1996      1996       1997
                                         --------------   ------   -------   ---------   --------   -------   -------   ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..............................      $   --       $  511   $15,746    $   875     $2,230    $ 4,173   $ 8,468    $16,005
Cost of sales..........................          --          409    12,287        695      1,753      3,262     6,577     12,484
                                         --------------   ------   -------   ---------   --------   -------   -------   ---------
Gross profit...........................          --          102     3,459        180        477        911     1,891      3,521
Operating expenses:
  Marketing and sales..................          --          200     6,090        205        696      2,251     2,938      3,906
  Product development..................          38          171     2,313        263        394        755       901      1,575
  General and administrative...........          14           35     1,035         48        163        377       447      1,142
                                         --------------   ------   -------   ---------   --------   -------   -------   ---------
        Total operating expenses.......          52          406     9,438        516      1,253      3,383     4,286      6,623
                                         --------------   ------   -------   ---------   --------   -------   -------   ---------
Loss from operations...................         (52)        (304)   (5,979)      (336)      (776)    (2,472)   (2,395)    (3,102)
Interest income........................          --            1       202          5          9         92        96         64
                                         --------------   ------   -------   ---------   --------   -------   -------   ---------
Net loss...............................      $  (52)      $ (303)  $(5,777)   $  (331)    $ (767)   $(2,380)  $(2,299)   $(3,038)
                                         ==========       ======   =======   ========     ======    =======   =======   ========
Net loss per share(1)..................      $(0.00)      $(0.02)  $ (0.25)   $ (0.02)    $(0.03)   $ (0.10)  $ (0.10)   $ (0.13)
                                         ==========       ======   =======   ========     ======    =======   =======   ========
Shares used in computation of
  net loss per share(1)................      17,730       18,933    22,655     22,251     22,431     22,967    22,969     23,018
                                         ==========       ======   =======   ========     ======    =======   =======   ========

                                                                                  DECEMBER 31,
                                                                    ----------------------------------------     MARCH 31,
                                                                       1994           1995           1996           1997
                                                                    ----------     ----------     ----------     ----------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.........................................    $   52         $  996        $  6,248       $  7,162
Working capital (deficiency)......................................       (16)           920           2,270             79
Total assets......................................................        76          1,084           8,271         11,722
Long-term obligations, net of current maturities..................        --             --              --             --
Stockholders' equity..............................................         8            977           3,401          2,763

---------------

(1) See Note 1 of Notes to Financial Statements for information concerning the determination of net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     All statements, trend analysis and other information contained in this Prospectus relative to markets for the Company's products and trends in net sales, gross margin and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements. For a more detailed discussion of these and other business risks, see "Risk Factors."

OVERVIEW

     Amazon.com is the leading online retailer of books. The Company also sells a smaller number of CDs, videotapes and audiotapes. All these products are sold through the Company's Web site.

     The Company was incorporated in July 1994 and commenced offering products for sale on its Web site in July 1995. For the period from inception through July 1995, the Company had no sales and its operating activities related primarily to the development of the necessary computer infrastructure and initial planning and development of the Amazon.com site and operations. Operating expenses in 1994 were minimal. For the period beginning with the opening of the Amazon.com bookstore in July 1995 through December 31, 1995, the Company continued the foregoing activities and also focused on building sales momentum, establishing vendor relationships, marketing the Amazon.com brand and establishing fulfillment and customer service operations. The Company's cost of sales and operating expenses have increased significantly since the Company's inception. This trend reflects the costs associated with the formation of the Company, as well as increased efforts to promote the Amazon.com brand, build market awareness, attract new customers, recruit personnel, build operating infrastructure, and develop the Company's Web site and associated transaction-processing systems.

     The Company has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and management of growth. To address these risks, the Company must, among other things, maintain and increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and transaction-processing systems, improve its Web site, provide superior customer service and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     Since inception, the Company has incurred significant losses, and as of March 31, 1997 had an accumulated deficit of $9.0 million. The Company believes that its success will depend in large part on its ability to (i) extend its brand position, (ii) provide its customers with outstanding value and a superior shopping experience, and (iii) achieve sufficient sales volume to realize economies of scale. Accordingly, the Company intends to invest heavily in marketing and promotion, site development and technology and operating infrastructure development. The Company also intends to offer attractive pricing programs, which will reduce its gross margins. Because the Company has relatively low product gross margins, achieving profitability given planned investment levels depends upon the Company's ability to generate and sustain substantially increased revenue levels. As a result, the Company believes that it will incur substantial operating losses for the foreseeable future, and that the rate at which such losses will be incurred will increase significantly from current levels. Although the Company has experienced significant revenue growth in recent periods, such growth rates are not sustainable and will decrease in the future. In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its operating results, including the Company's gross profit margin and operating expenses as a percentage of net sales, are not necessarily meaningful and should not be relied upon as an indication of future performance.

RESULTS OF OPERATIONS -- YEARS ENDED DECEMBER 31, 1995 AND 1996

     Net Sales. Net sales are comprised of the selling price of books and other merchandise sold by the Company, net of returns, as well as outbound shipping and handling charges. Net sales grew from $511,000 in 1995 to $15.7 million in 1996 as a result of the significant growth of the Company's customer base, repeat purchases from the Company's existing customers and six additional months of sales in 1996. International sales represented approximately 39% and 33% of net sales in 1995 and 1996, respectively.

     Cost of Sales. Cost of sales consists primarily of the costs of merchandise sold to customers and outbound and inbound shipping costs. Cost of sales increased substantially in absolute dollars during 1996, reflecting the Company's increased sales volume. The Company's gross profit margin was approximately 20% of net sales in 1995 and approximately 22% of net sales in 1996.

     The Company believes that offering its customers attractive prices is an essential component of its business strategy. Accordingly, the Company offers discounts on a broad selection of books. In March 1997, the Company began discounting the Amazon.com 500 and other featured books by 40% from list price. The Company may in the future expand or increase the discounts it offers to its customers and may otherwise alter its pricing structures and policies. The Company anticipates that its March 1997 pricing change and any further price reductions will reduce gross margins below those experienced during 1995 and 1996.

     Marketing and Sales Expenses. Marketing and sales expenses consist primarily of advertising, public relations and promotional expenditures, as well as payroll and related expenses for personnel engaged in marketing, selling and fulfillment activities. Marketing and sales expenses increased from $200,000 in 1995 to $6.1 million in 1996. Marketing and sales expenses as a percentage of net sales were 39% in each of 1995 and 1996. The increase in marketing and sales expenses was primarily attributable to expansion of the Company's online and print advertising, public relations and other promotional expenditures, as well as to increased personnel and related expenses required to implement the Company's marketing strategy and fulfill customer demand. The Company intends to pursue an aggressive branding and marketing campaign and therefore expects marketing and sales expenses to increase significantly in absolute dollars.

     Product Development Expenses. Product development expenses consist principally of payroll and related expenses for development, editorial and network operations personnel and consultants, systems and telecommunications infrastructure and costs of acquired content. Product development expenses increased from $171,000 in 1995 to $2.3 million in 1996. Product development expenses as a percentage of net sales were 33% in 1995 and 15% in 1996. The increase in product development expenses was primarily attributable to increased staffing and associated costs related to enhancing the features, content and functionality of the Company's Web site and transaction-processing systems, as well as increased investments in systems and telecommunications infrastructure. Such expenses decreased significantly as a percentage of net sales in 1996 due to the significant increase in 1996 net sales. To date, all product development costs have been expensed as incurred. The Company believes that continued investment in product development is critical to attaining its strategic objectives and, as a result, expects product development expenses to increase significantly in absolute dollars.

     General and Administrative Expenses. General and administrative expenses consist of payroll and related expenses for executive, accounting and administrative personnel, recruiting, profes-sional fees and other general corporate expenses. General and administrative expenses increased from $35,000 in 1995 to $1.0 million in 1996. General and administrative expenses as a percentage of net sales were 7% in each of 1995 and 1996. The increase in general and administrative expenses was primarily due to increased salaries and related expenses associated with the hiring of additional personnel, increases in professional fees and travel. The Company expects general and administrative expenses to increase in absolute dollars as the Company expands its staff and incurs additional costs related to the growth of its business and being a public company.

     Interest Income. Interest income consists of earnings on the Company's cash and cash equivalents. Interest income increased from $1,000 in 1995 to $202,000 in 1996. The increase was attributable to earnings on higher average cash and cash equivalents balances during the year.

     Income Taxes. The Company has had a net loss for each period since inception. As of December 31, 1996, the Company had approximately $5.5 million of net operating loss carryforwards for federal income tax purposes, which expire in 2011. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability. See Note 4 of Notes to Financial Statements.

RESULTS OF OPERATIONS -- QUARTERS ENDED MARCH 31, 1996 AND 1997

     Net Sales. Net sales grew from $875,000 for the quarter ended March 31, 1996 to $16.0 million for the quarter ended March 31, 1997 as a result of the significant growth of the Company's customer base and repeat purchases from the Company's existing customers. International sales represented approximately 40% and 28% of net sales for the quarters ended March 31, 1996 and March 31, 1997, respectively.

     Cost of Sales. Cost of sales increased substantially in absolute dollars in the quarter ended March 31, 1997 as compared to the quarter ended March 31, 1996, reflecting the Company's increased sales volume. The Company's gross profit margin was approximately 22% of net sales in the quarter ended March 31, 1997. The Company anticipates that its March 1997 pricing change and any further price reductions will reduce gross margins below those experienced during the first quarter of 1997.

     Marketing and Sales Expenses. Marketing and sales expenses increased from $205,000 in the quarter ended March 31, 1996 to $3.9 million in the quarter ended March 31, 1997. Marketing and sales expenses as a percentage of net sales were 24% in the quarter ended March 31, 1997. The increase in marketing and sales expenses was primarily attributable to expansion of the Company's online and print advertising, public relations and other promotional expenditures, as well as to increased personnel and related expenses required to implement the Company's marketing strategy and fulfill customer demand.

     Product Development Expenses. Product development expenses increased from $263,000 in the quarter ended March 31, 1996 to $1.6 million in the quarter ended March 31, 1997. Product development expenses as a percentage of net sales were 10% in the quarter ended March 31, 1997. The increase in product development expenses was primarily attributable to increased staffing and associated costs relating to enhancing the features, content and functionality of the Company's Web site and transaction-processing systems, as well as increased investment in systems and telecommunications infrastructure. Such expenses decreased significantly as a percentage of net sales in the quarter ended March 31, 1997 due to the significant increase in net sales.

     General and Administrative Expenses. General and administrative expenses increased from $48,000 in the quarter ended March 31, 1996 to $1.1 million in the quarter ended March 31, 1997. General and administrative expenses as a percentage of net sales were 7% in the quarter ended March 31, 1997. The increase in general and administrative expenses was primarily due to increased salaries and related expenses associated with the hiring of additional personnel, and increases in professional fees and travel.

     Interest Income. Interest income increased from $5,000 in the quarter ended March 31, 1996 to $64,000 in the quarter ended March 31, 1997. The increase was attributable to earnings on higher average cash and cash equivalents balances.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly statement of operations data for the five quarters ended March 31, 1997. In the opinion of management, this information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results. The quarterly data should be read in conjunction with the audited financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                        QUARTER ENDED
                                    -----------------------------------------------------
                                     MARCH       JUNE       SEPT.      DEC.       MARCH
                                      31,         30,        30,        31,        31,
                                     1996        1996       1996       1996        1997
                                    -------     -------    -------    -------    --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.........................  $   875     $ 2,230    $ 4,173    $ 8,468    $ 16,005
Cost of sales.....................      695       1,753      3,262      6,577      12,484
                                    -------     -------    -------    -------    --------
Gross profit......................      180         477        911      1,891       3,521
Operating expenses:
  Marketing and sales.............      205         696      2,251      2,938       3,906
  Product development.............      263         394        755        901       1,575
  General and administrative......       48         163        377        447       1,142
                                    -------     -------    -------    -------    --------
          Total operating
            expenses..............      516       1,253      3,383      4,286       6,623
                                    -------     -------    -------    -------    --------
Loss from operations..............     (336)       (776)    (2,472)    (2,395)     (3,102)
Interest income...................        5           9         92         96          64
                                    -------     -------    -------    -------    --------
Net loss..........................  $  (331)    $  (767)   $(2,380)   $(2,299)   $ (3,038)
                                    =======     =======    =======    =======    ========
Net loss per share................  $ (0.02)    $ (0.03)   $ (0.10)   $ (0.10)   $  (0.13)
                                    =======     =======    =======    =======    ========
Shares used in computation of net
  loss per share..................   22,251      22,431     22,967     22,969      23,018
                                    =======     =======    =======    =======    ========

                                                AS A PERCENTAGE OF NET SALES
                                    -----------------------------------------------------
                                     MARCH       JUNE       SEPT.      DEC.       MARCH
                                      31,         30,        30,        31,        31,
                                     1996        1996       1996       1996        1997
                                    -------     -------    -------    -------    --------
Net sales.........................    100.0%      100.0%     100.0%     100.0%      100.0%
Cost of sales.....................     79.4        78.6       78.2       77.7        78.0
                                    -------     -------    -------    -------    --------
Gross profit......................     20.6        21.4       21.8       22.3        22.0
Operating expenses:
  Marketing and sales.............     23.4        31.2       53.9       34.7        24.4
  Product development.............     30.1        17.7       18.1       10.6         9.9
  General and administrative......      5.5         7.3        9.0        5.3         7.1
                                    -------     -------    -------    -------    --------
          Total operating
            expenses..............     59.0        56.2       81.0       50.6        41.4
                                    -------     -------    -------    -------    --------
Loss from operations..............    (38.4)      (34.8)     (59.2)     (28.3)      (19.4)
Interest income...................      0.6         0.4        2.2        1.1         0.4
                                    -------     -------    -------    -------    --------
Net loss..........................    (37.8)%     (34.4)%    (57.0)%    (27.2)%     (19.0)%
                                    =======     =======    =======    =======    ========

     The Company's net sales have increased significantly in all quarters presented due to the expansion of the Company's customer base and repeat purchases by existing customers. Interna-tional sales have grown less rapidly than domestic sales and have decreased as a percentage of net sales during each of the five quarters in the period ended March 31, 1997. All operating expense categories increased in absolute dollars in each quarter, reflecting increased spending on developing, delivering, supporting and marketing the Company's business and products, and building the Company's market presence. This trend accelerated in the third quarter of 1996, particularly with respect to marketing and sales expenses, following the Preferred Stock financing in June 1996. The Company recorded aggregate deferred compensation of $612,000 during the fourth quarter of 1996 and an additional $2.7 million of deferred compensation during the first quarter of 1997. The amounts recorded represent the difference between the exercise price and the deemed fair value of the Common Stock for shares subject to options granted in 1996 and 1997. The amortization of deferred compensation will be charged to operations over the vesting period of the options, which is typically five years. No amount was amortized in 1996 and $263,000 was amortized in the first quarter of 1997.

     As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are to a large extent fixed. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on its business, prospects, financial condition and results of operations. See "Business -- Competition."

     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) the Company's ability to manage inventory and fulfillment operations and maintain gross margins, (iii) the announcement or introduction of new sites, services and products by the Company and its competitors, (iv) price competition or higher wholesale prices in the industry, (v) the level of use of the Internet and online services and increasing consumer acceptance of the Internet and other online services for the purchase of consumer products such as those offered by the Company, (vi) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, (vii) the level of traffic on the Company's Web site, (viii) technical difficulties, system downtime or Internet brownouts, (ix) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (x) the number of popular books introduced during the period, (xi) the level of merchandise returns experienced by the Company, (xii) governmental regulation, and (xiii) general economic conditions and economic conditions specific to the Internet, online commerce and the book industry.

     The Company expects that it will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns. Internet usage and the rate of Internet growth may be expected to decline during the summer. Further, sales in the traditional retail book industry are significantly higher in the fourth calendar quarter of each year than in the preceding three quarters.

     Due to the foregoing factors, in one or more future quarters the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily through private sales of Common Stock and Preferred Stock which, through March 31, 1997, totaled $2.0 million and $8.2 million, respectively.

     Net cash used in operating activities was $232,000 in 1995 and $1.7 million in 1996. Cash used in operating activities in 1995 was attributable to a net loss of $303,000 and increases in inventories and prepaid expenses, partially offset by an increase in accounts payable and accrued expenses, as well as depreciation and amortization. For 1996, cash used in operating activities resulted from a net loss of $5.8 million and increases of $554,000 in inventories, $307,000 in prepaid expenses and $146,000 in deposits, largely offset by increases of $4.8 million in accounts payable and accrued expenses and $286,000 in depreciation and amortization. Net cash used in operating activities was $104,000 in the quarter ended March 31, 1996 while net cash provided by operating activities was $1.2 million in the quarter ended March 31, 1997. Cash used in operating activities in the first quarter of 1996 was attributable to a net loss of $331,000, partially offset by an increase in accounts payable and accrued expenses of $250,000. For the first quarter of 1997, cash provided by operating activities resulted from an increase of $4.6 million in accounts payable and accrued expenses and $683,000 of depreciation and amortization, partially offset by a net loss of $3.0 million and increases of $368,000 in inventories and $616,000 in prepaid expenses and other assets. Net cash used in investing activities of $52,000, $1.2 million, $91,000 and $926,000 for the years ended December 31, 1995 and 1996 and for the quarters ended March 31, 1996 and 1997, respectively, was primarily attributable to purchases of equipment. The large increases in the components of working capital on a period-to-period basis are a direct result of the rapid growth of the Company's revenues and related activities. Such growth has required the Company to purchase additional equipment and software and increase purchases of products, which resulted in corresponding increases in inventories and accounts payable.

     Cash flows provided by financing activities of $1.2 million in 1995 consisted primarily of proceeds from the issuance of Common Stock and the exercise of stock options. Cash flow of $8.2 million attributable to financing activities in 1996 consisted of net proceeds of $8.0 million from the issuance of Preferred Stock and $231,000 from the sale of Common Stock and the exercise of Common Stock options. Cash flows provided by financing activities of $36,000 in the first quarter of 1996 consisted primarily of net proceeds from the sale of Common Stock and the exercise of Common Stock options. Cash flows of $637,000 attributable to financing activities in the first quarter of 1997 consisted of net proceeds of $200,000 from the issuance of Preferred Stock and $437,000 from the exercise of Common Stock options.

     As of March 31, 1997, the Company had $7.2 million of cash and cash equivalents. As of that date, the Company's principal commitments consisted of obligations outstanding under operating leases. Although the Company has no material commitments for capital expenditures, it anticipates a substantial increase in its capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. The Company may establish additional warehouse locations, which will require it to commit to additional lease obligations and stock inventories, and to purchase equipment and install leasehold improvements. In the future, the Company may support a larger merchandise inventory in order to provide better availability to customers and achieve purchasing efficiencies.

     The Company purchases a substantial majority of its products from two major vendors, Ingram and B&T. Ingram is the single largest supplier and accounted for 59% of the Company's inventory purchases in 1996. The Company carries minimal inventory and relies to a large extent on rapid fulfillment from these and other vendors. The Company has no long-term contracts or arrangements with any of its vendors that guarantee the availability of merchandise, the continuation of particular payment terms or the extension of credit limits. There can be no assurance that the Company's current vendors will continue to sell merchandise to the Company on current terms or that the Company will be able to establish new or extend current vendor relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If the Company were unable to develop and maintain relationships with vendors that would allow it to obtain sufficient quantities of merchandise on acceptable commercial terms, its business, prospects, financial condition and results of operations would be materially adversely affected. See "Business -- Warehousing and Fulfillment."

     The Company believes that the net proceeds from this offering, together with its current cash and cash equivalents, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least 12 months. If cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all.

     In February 1997, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The Company, which is required to adopt the provisions of this standard in 1997, does not expect the effect on earnings per share to be material.

                                    BUSINESS

     Amazon.com is the leading online retailer of books. Since opening for business as "Earth's Biggest Bookstore" in July 1995, the Amazon.com bookstore has quickly become one of the most widely known, used and cited commerce sites on the Web. Amazon.com strives to offer its customers compelling value through innovative use of technology, broad selection, high-quality content, a high level of customer service, competitive pricing and personalized services. As an online bookseller, Amazon.com has virtually unlimited online shelf space and can offer a vast selection through an efficient search and retrieval interface. The Company offers more than 2.5 million titles, including most of the estimated 1.5 million English-language books believed to be in print, more than one million out-of-print titles believed likely to be in circulation and a smaller number of CDs, videotapes and audiotapes. Beyond the benefits of selection, purchasing books from Amazon.com is more convenient than shopping in a physical bookstore because online shopping can be done 24 hours a day and does not require a trip to a store. Furthermore, once the Company achieves sufficient sales volume to realize economies of scale, the Company believes that its high inventory turnover, lack of investment in expensive retail real estate and reduced personnel requirements will give it meaningful structural economic advantages relative to traditional booksellers.

     The Company has grown rapidly since first opening its bookstore. Through March 1997, Amazon.com had sales of more than $32 million to approximately 340,000 customer accounts in over 100 countries. Compounded quarterly sales growth exceeded 100% from the first quarter of 1996 through the first quarter of 1997. Average daily visits (not "hits") have grown from approximately 2,200 in December 1995 to approximately 80,000 in March 1997, and repeat customers currently account for over 40% of orders. Time magazine rated Amazon.com one of the 10 "Best Websites of 1996." Growth rates experienced to date are not sustainable. The Company incurred net losses of $5.8 million and $3.0 million in the fiscal year ended December 31, 1996 and the quarter ended March 31, 1997, respectively. See "Risk Factors -- Limited Operating History; Accumulated Deficit; Anticipated Losses."

INDUSTRY BACKGROUND

  Growth of the Internet and Online Commerce

     The Internet is an increasingly significant global medium for communications, content and online commerce. International Data Corporation ("IDC") estimates that the number of Web users grew to approximately 35 million by the end of 1996 and will grow to approximately 163 million by 2000. Growth in Internet usage has been fueled by a number of factors, including the large and growing installed base of personal computers in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers.

     The increasing functionality, accessibility and overall usage of the Internet and online services have made them an attractive commercial medium. The Internet and other online services are evolving into a unique sales and marketing channel, just as retail stores, mail-order catalogs and television shopping have done. Online retailers can interact directly with customers by frequently adjusting their featured selections, editorial insights, shopping interfaces, pricing and visual presentations. The minimal cost to publish on the Web, the ability to reach and serve a large and global group of customers electronically from a central location, and the potential for personalized low-cost customer interaction provide additional economic benefits for online retailers. Unlike traditional retail channels, online retailers do not have the burdensome costs of managing and maintaining a significant retail store infrastructure or the continuous printing and mailing costs of catalog marketing. Because of these advantages over traditional retailers, online retailers have the potential to build large, global customer bases quickly and to achieve superior economic returns over the long term. An increasingly broad base of products is being sold successfully online, including computers, travel services, brokerage services, automobiles and music, as well as books. IDC estimates that the total value of goods and services purchased over the Web grew from $318 million in 1995, to an annualized run rate of $5.4 billion in December 1996, and will increase to $95 billion in 2000.

  Traditional Book Industry

     The worldwide book industry is large, growing and relatively fragmented. According to Euromonitor, U.S. book sales were estimated to be approximately $26 billion in 1996 and are expected to grow to approximately $30 billion in 2000, while worldwide book sales were estimated at approximately $82 billion in 1996 and are expected to grow to approximately $90 billion in 2000. Books In Print lists approximately 50,000 publishers. Publishers sell books both directly to retailers and to a network of distributors. Distributors serve as the primary vendors for many retailers and carry up to 350,000 of the best-selling titles. The two largest U.S. retailers, which together are estimated to account for less than 25% of total U.S. book sales, have focused aggressively on superstore growth and have closed many of their smaller mall stores. Based on publicly available data, the Company estimates that such superstores carry an average of approximately 130,000 titles, with the largest stores carrying up to 175,000 titles on site. There are thousands of independent bookstores in the U.S., which typically carry a more limited selection of titles in a small selling space and have recently come under intense competitive pressure from the superstore format.

     Several characteristics of the traditional book industry have created inefficiencies for all participants. Physical store-based book retailers must make significant investments in inventory, real estate and personnel for each retail location. This capital and real estate intensive business model, among other things, limits the amount of inventory that can be economically carried in any location. The average superstore stocks less than 10% of the estimated 1.5 million English-language books believed to be in print, which limits customer selection and available retail shelf space for the majority of published titles. In addition, publishers typically offer generous rights of return to their customers and, as a result, effectively bear the risk of their customers' demand forecasting, which encourages overordering. As a result, returns in the book industry are high, creating substantial additional costs. Finally, publishers and traditional book retailers cannot easily obtain demographic and behavioral data about customers, limiting opportunities for direct marketing and personalized services.

THE AMAZON.COM SOLUTION

     Amazon.com was founded to capitalize on the opportunity for online book retailing. The Company believes that the retail book industry is particularly suited to online retailing for many compelling reasons. An online bookseller has virtually unlimited online shelf space and can offer customers a vast selection through an efficient search and retrieval interface. This is particularly valuable in the book market because the extraordinary number of different items precludes even the largest physical bookstore from economically stocking more than a small minority of available titles. In addition, by serving a large and global market through centralized distribution and operations, online booksellers can realize significant structural cost advantages relative to traditional booksellers. Furthermore, unlike with clothing or other personal products, consumers can make educated book purchase decisions using online information. Books can be selected and sampled effectively through online synopses, excerpts and reviews and have consistent quality across different retailers. In addition, the demographic overlap between frequent book buyers and Internet users is high. Further, online bookselling promises significant benefits for publishers because centralized distribution is believed to greatly reduce product returns and because consumer preference information can be efficiently captured and utilized.

     Since opening for business as "Earth's Biggest Bookstore" in July 1995, the Amazon.com bookstore has quickly become one of the most widely known, used and cited commerce sites on the Web. By offering customers an authoritative selection of more than 2.5 million titles, as well as competitive pricing and outstanding customer service, Amazon.com believes it has achieved a preeminent position among online retailers. Key components of the Amazon.com solution include:

     Authoritative Selection. Amazon.com offers a breadth of selection that would be economically impractical to stock in a physical bookstore or to include in a mail-order catalog. Amazon.com offers more than 2.5 million titles through a consistent search and retrieval interface, including most of the estimated 1.5 million English-language books believed to be in print, more than one million out-of-print titles believed likely to be in circulation and a smaller number of CDs, videotapes and audiotapes. In contrast, the average retail superstore stocks only 130,000 titles, fewer than 10% of titles in print.

     Online Store Economics. As an online bookseller, Amazon.com enjoys meaningful structural economic advantages relative to traditional retailers. As a result of its online business model and centralized distribution, Amazon.com offers significantly improved inventory turnover, eliminates investment in expensive retail real estate and reduces personnel requirements. Further, Amazon.com serves a global market through centralized operations, allowing its investments in Web sites, content, marketing and technology to be leveraged over a relatively large sales base.

     Customer Convenience. Beyond the benefits of selection, purchasing books from Amazon.com is more convenient than shopping in a physical bookstore because the Amazon.com bookstore is open 24 hours a day and shopping does not require a trip to a store. Books can be shipped directly to the customer's home or office. The Company believes that customers may buy more books because they have more hours to shop, can act immediately on a purchase impulse and can locate books that are hard to find. Because the Amazon.com bookstore has a global reach, it can deliver an extremely broad selection to customers in rural, international or other locations that cannot support large-scale physical bookstores.

     Compelling Content. Amazon.com has attracted a high-quality editorial staff and delivers relevant, informative and entertaining editorial and other content, including synopses, reviews and excerpts. In addition, reviews by authors, other users, publishers and third-party reviewers provide diverse and often stimulating points of view to inform and entertain customers while shopping.

     Personalized Service. Amazon.com currently offers the Eyes and Editors notification services and intends to add a collaborative filtering service in the future. Over time, the Company can accumulate substantial preference and behavioral information that will allow it to provide increasingly rich value-added services to its customers.

     Benefits to Vendors. Amazon.com's methods of online bookselling offer substantial benefits to publishers. Because Amazon.com centralizes distribution and orders most products based on actual customer demand, it believes that its returns of books to publishers and wholesalers are significantly below industry norms. The Company believes its market approach may increase sales of many second- and third-tier titles that are not typically stocked in physical bookstores. In addition, the Company believes it will be able to help publishers target customers for particular product offerings.

STRATEGY

     Amazon.com's objective is to be the leading online retailer of information-based products and services, with an initial focus on books. The Company plans to attain this goal through the following key strategies:

     Create Customer Loyalty by Delivering a Compelling Value Proposition. The Company's goal is to be the authoritative source for books and information-based products by delivering to its customers the benefits of online commerce and by maintaining relentless customer focus. Amazon.com strives to offer its customers compelling value through innovative use of technology, broad selection, high-quality content, a high level of customer service, competitive pricing and personalized services. In addition, the Company seeks to offer its customers a high-quality shopping experience through informative and entertaining editorial content, as well as simple and efficient navigation and search capabilities.

     Build Strong Brand Recognition. Amazon.com is a leading brand name in online commerce and believes that it is benefiting from first mover advantages and momentum. The Company's strategy is to promote, advertise and increase its brand equity and visibility through excellent service and a variety of marketing and promotional techniques, including advertising on leading Web sites and other media, conducting an ongoing public relations campaign and developing business alliances and partnerships.

     Create a Superior Economic Model. Because it is not burdened by the costs or legacy of a physical store network and related personnel, the Company believes it has an inherent economic advantage relative to traditional retailers. The Company's goal is to capitalize on this advantage by aggressively driving revenue growth to achieve economies of scale and by incorporating technological advances throughout its business.

     Maintain Technology Focus and Expertise. A state-of-the-art interactive commerce platform is necessary to enhance the Amazon.com service offering, leverage the unique characteristics of online retailing, and enable a superior economic model. Amazon.com's internal development group has expended and will continue to expend substantial efforts developing, acquiring and implementing technology-driven enhancements to its Web site and transaction-processing systems. Among other technology objectives, the Company intends to provide increasingly valuable personalized service programs, make the user interface as intuitive, engaging and fast as possible and continuously improve the efficiency of its fulfillment activities.

     Build Strong Publisher and Distributor Relationships. The Company views its publishers and distributors as customers and seeks to utilize the substantial structural advantages inherent in its business model to build strong relationships with them. Amazon.com's current inventory management practices result in many fewer returns than are traditional in the industry. In addition, the demographic and purchasing data accumulated by the Company will enable it to help publishers target customers for particular product offerings. Through targeted marketing and virtually unlimited online shelf space, the Company can offer publishers enhanced promotional opportunities for new authors, new titles and second- and third-tier titles.

     Attract and Retain Exceptional Employees. The Company believes that versatile and experienced employees, management and directors provide significant advantages in the rapidly evolving market in which it competes. Since inception, the Company has devoted and will continue to devote substantial efforts to building a talented employee base and to attracting an experienced management team with a track record in large and fast-growing organizations.

     Pursue Incremental Revenue Opportunities. The Company intends to leverage its brand, online commerce experience, operating infrastructure and customer base to broaden its presence and develop additional revenue opportunities. For example, the Company's Associates Program allows the Company to work collaboratively with owners of other Web sites, and the Company believes that it can further expand its reach through alliances with other Web sites, online service providers and other relationships. In addition, the Company will consider developing incremental revenue opportunities through affiliated or related sites, related product areas, geographic expansion or acquisition of complementary businesses, products or technologies. Finally, the Company's customer demographic and substantial site traffic create a meaningful opportunity for advertising sales.

THE AMAZON.COM BOOKSTORE

     Customers enter the Amazon.com bookstore through the Company's Web site and, in addition to ordering books, can conduct targeted searches, browse from among highlighted selections, bestsellers and other features, read and post reviews, register for personalized services, participate in promotions and check order status.

     Browsing. The Amazon.com site offers visitors a variety of highlighted subject areas and special features. Popular features include Editors' Favorites organized by subject matter, as well as Amazon.com and national bestsellers lists. The Amazon.com 500 and various focus lists such as the Computer 50 and the Science Fiction 50 feature current bestsellers and titles that Amazon.com predicts will be future bestsellers at 40% discounts from list price. Books of the Day focuses on particular highlighted books chosen to provide readers a mix of popular, unusual, entertaining and topical selections. A selection of noteworthy titles is highlighted directly on the home page, as is Titles in the News, which lists titles recently featured in sources such as The New York Times Book Review, National Public Radio, The Atlantic Monthly, Entertainment Weekly, The Oprah Winfrey Show, Wired and others. In addition, the Amazon.com home page presents a variety of other features of topical or current-event interest, such as a Women's History Month reading list and a guide to books written by participants and speakers at notable industry conferences. The site also periodically offers advance glimpses into new or upcoming releases, such as the recently featured first two chapters of John Grisham's new novel, The Partner. Other features include the New on Our Shelves section of best-selling new or released titles and Award Winners, a list of nominees and winners of over 20 different literary prizes, including the Nobel Prize for Literature and the Pulitzer Prize. To enhance the shopping experience and increase sales, the Company features various books on a rotating basis throughout the store. As a customer proceeds through the catalog, he or she encounters cover art of featured books. Clicking with the mouse on any of these images pulls up more information about the featured book, as well as a button which, if clicked on, adds the book to the customer's order. These images of featured books appear, one or two at a time, in addition to whatever material the customer specifically requested.

     Searching. A primary feature of the Amazon.com bookstore is its interactive, searchable catalog of more than 2.5 million titles. The Company provides a selection of search tools to find books based on title, subject, author, keyword, publication date or ISBN. Customers can also use more complex and precise search tools such as Boolean search queries. The Company licenses some of its catalog and other information from third parties.

     Reviews and Content. The Amazon.com store offers numerous forms of content to entertain and engage readers, enhance the customer's shopping experience and encourage purchases. The Amazon.com Journal section contains exclusive author interviews, feature articles and columns. Numerous author interviews are presented on the site, along with reviews from professional sources and other consumers. Various types of content are available for particular titles, including cover art, synopses, annotations, interviews by authors or reviews by other readers. Customers are encouraged to write and post their own reviews, and authors are invited to "self-administer" interviews by answering pre-defined questions.

     Online Community. By creating an online community, the Company hopes to provide customers with an inviting and familiar experience that will encourage them to return frequently to the site and to interact with other users, and that will promote loyalty and repeat purchase. Amazon.com invites readers, authors and publishers to post reviews, sponsors review competitions and provides a forum for author interviews. Reviewers and authors are encouraged to provide their e-mail addresses to facilitate interaction with other readers.

     Personalized Services. Amazon.com currently offers two free e-mail notification services. The Company's Eyes service allows customers to specify an author, title or subject area and receive notice automatically when a new book is published that matches their criteria. Typically, a few weeks prior to the release date of a matching new book, the Company's Eyes book notification service software sends the customer an e-mail message containing prerelease information. The Company's Editors service draws on experts in more than 50 subjects and genres to send e-mail notices highlighting interesting information on the chosen subject or genre. The editors study advance reviews and preview galleys to find titles of interest to subscribers. Subscribers receive e-mail messages periodically in selected subject areas.

     Collaborative Filtering. Amazon.com intends to add a collaborative filtering service to its personalized service offerings in the future. The collaborative filtering service will function as an expert reviewer that develops a relationship with customers, helping them to find books they may like based on their preferences. It will match the preferences of people to one another, drawing from a pool of titles chosen by other Amazon.com customers who share similar interests and tastes.

     Ordering. To purchase books, customers simply click on a button to add books to their virtual shopping baskets. Customers can add and subtract books from their shopping baskets as they browse, prior to making a final purchase decision, just as in a physical store. To execute orders, customers click on the buy button and are prompted to supply shipping and credit card details, either by e-mail or by telephone. This information is stored on the Company's secure server and need not be provided again by repeat customers. The personal password allows repeat customers to automatically access their previously provided shipping and credit card information, as well as their book notification profiles. The Company's system automatically confirms each order by e-mail to the customer within minutes after the order is placed and advises customers by e-mail shortly after orders are shipped.

     Availability and Fulfillment. Some of the Company's titles are available for immediate shipment, others are available for shipment within 48 to 72 hours and the remainder of in-print titles are generally available within four to six weeks, although some titles may not be available at all. Out-of-print titles generally are available in two to six months, although some titles may not be available at all. Customers select from a variety of delivery options, including overnight and various international shipping options, as well as gift-wrapping services. The Company uses e-mail to notify customers of order status under various conditions. If a hard-to-find book is discovered to have a price higher than an estimate previously provided to the customer, the Company notifies the customer and seeks approval for sale at the higher price. The Company seeks to provide rapid and reliable fulfillment of customer orders, and intends to continue to improve its availability and fulfillment in the future.

     Out-of-Print. Amazon.com began offering an out-of-print book service in March 1997. More than one million out-of-print titles are listed in the Company's catalog. Because of the difficulty of sourcing out-of-print titles, customers are advised to expect two- to six-month delivery times and that the books may not be available at all.

MARKETING AND PROMOTION

     The Company's goal is to be the worldwide authoritative source for books. Amazon.com's marketing strategy is designed to strengthen the Amazon.com brand name, increase customer traffic to the Amazon.com bookstore, build strong customer loyalty, maximize repeat purchases and develop incremental revenue opportunities.

     Amazon.com intends to build customer loyalty by creatively applying technology to deliver personalized programs and service, as well as creative and flexible merchandising. The Company will be able to provide increasingly targeted and customized services by using the extensive customer preference and behavioral data obtained as a result of its online experience and market share. The Internet allows rapid and effective experimentation and analysis, instant user feedback and efficient "redecorating of the store for each and every customer," all of which the Company intends to incorporate in its merchandising. In contrast to traditional direct-marketing efforts, the Company's personalized notification services send customers highly customized notices at their request. By offering customers a compelling and personalized value proposition, the Company seeks to increase the number of visitors that make a purchase, to encourage repeat visits and purchases and to extend customer retention. Loyal, satisfied customers also generate word-of-mouth advertising and awareness, and are able to reach thousands of other customers and potential customers because of the reach of online communication.

     The Company employs a variety of media, program and product development, business development and promotional activities to achieve these goals.

     Online Service and Internet Advertising. The Company places advertisements on various high-profile and high-traffic conduit Web sites, including CNET, Yahoo!, Pointcast, Excite, Lycos, Quote.com and CNN. These advertisements usually take the form of banners that encourage readers to click through directly to the Amazon.com bookstore.

     Advertising and Public Relations. The Company engages in a coordinated program of print advertising in specialized and general circulation newspapers and magazines, such as The New York Times Book Review and Wired. In the future it may begin advertising in other media. As a result of its public relations activities as well as unsolicited invitations, the Company has been featured in a wide variety of television shows, articles and radio programs and as part of the "What's New" and "What's Cool" sections of Netscape and Yahoo!, respectively.

     Associates Program. The Company extends its market presence through its Associates Program, which includes several thousand enrolled members. The program enables Associate Web sites to offer books to their audiences for fulfillment by Amazon.com. The Associate embeds a hyperlink to Amazon.com's site, together with books recommended for that Associate's targeted customer base. The customer is automatically connected to Amazon.com's site and may place his or her order. The Associate is able to offer enhanced services and recommendations, avoiding the expenses associated with ordering and fulfillment, and receives a commission for certain orders. Prominent Associate sites include Netscape Developer's Bookstore, The Village Voice and Upside.com.

     Personalized Shopping Services. The Company offers personalized notification and shopping services through its Eyes and Editors services and intends to add a collaborative filtering service to its personalized service offerings in the future.

     Customer Gifts. The Company has in the past sent, and may in the future send, gifts to its customer base. These activities are designed to increase customer loyalty and provide customers with a continuing reminder of the Amazon.com brand and Web site.

CUSTOMER SERVICE

     The Company believes that its ability to establish and maintain long-term relationships with its customers and encourage repeat visits and purchases depends, in part, on the strength of its customer support and service operations and staff. Furthermore, the Company values frequent communication with and feedback from its customers in order to continually improve the store and its services. Amazon.com offers nine e-mail addresses to enable customers to request information and to encourage feedback and suggestions. The Company's team of customer support and service personnel are responsible for handling general customer inquiries, answering customer questions about the ordering process, and investigating the status of orders, shipments and payments. Amazon.com also offers a toll-free line for customers who are reluctant to enter their credit card numbers through the Web site. The Company has automated certain of the tools used by its customer support and service staff and intends to actively pursue enhancements to and further automation of its customer support and service systems and operations.

WAREHOUSING AND FULFILLMENT

     The Company sources product from a network of book distributors and publishers. The Company carries minimal inventory and relies to a large extent on rapid fulfillment from major distributors and wholesalers which carry a broad selection of titles. The Company purchases a substantial majority of its products from Ingram and B&T. Ingram is the single largest supplier and accounted for 59% of the Company's inventory purchases in 1996. Of the more than
2.5 million titles offered by the Company, up to 400,000 are currently supplied by book distributors and wholesalers, including Ingram and B&T. See "Risk Factors -- Reliance on Certain Suppliers."

     The Company utilizes automated interfaces for sorting and organizing its orders to enable it to achieve the most rapid and economic purchase and delivery terms possible. The Company's proprietary software selects the orders that can be filled quickly via electronic interfaces with vendors, and forwards remaining orders to its special order group. Under the Company's arrangements with its distributors, electronically ordered books often are shipped by the distributor within hours of receipt of an order from Amazon.com. The Company has developed customized information systems and dedicated ordering personnel that specialize in sourcing hard-to-find books. The Company currently processes all sales through its warehouse in Seattle.

TECHNOLOGY

     The Company has implemented a broad array of site management, search, customer interaction, transaction-processing and fulfillment services and systems using a combination of its own proprietary technologies and commercially available, licensed technologies. The Company's current strategy is to license commercially available technology whenever possible rather than seek internally developed solutions. Amazon.com focuses its development efforts on creating and enhancing the specialized, proprietary software that is unique to its business.

     The Company uses a set of applications for accepting and validating customer orders, organizing, placing and managing orders with suppliers, receiving product and assigning it to customer orders, and managing shipment of books to customers based on various ordering criteria. The Company's transaction-processing systems handle millions of items, six different availability statuses, gift-wrapping requests and multiple shipment methods, and allow the customer to choose whether to receive single or several shipments based on availability. These applications also manage the process of accepting, authorizing and charging customer credit cards. In addition, the Company's systems allow it to maintain ongoing automated e-mail communications with customers throughout the ordering process at a negligible incremental cost. These systems automate many routine communications entirely, facilitate management of customer e-mail inquiries and allow customers to, on a self-service basis, check order status, change their e-mail address or password, and check subscriptions to personal notification services. The Amazon.com bookstore also incorporates a variety of search and database tools.

     A group of systems administrators and network managers monitor and operate the Company's Web site, network operations and transaction-processing systems. The continued uninterrupted operation of the Company's Web site and transaction-processing systems is essential to its business, and it is the job of the site operations staff to ensure, to the greatest extent possible, the reliability of the Company's Web site and transaction-processing systems. The Company uses the services of two Internet service providers, UUNet Technologies, Inc. and Interconnected Associates, Inc., to obtain connectivity to the Internet over multiple dedicated T1 lines.

     The Company's transaction-processing systems are not integrated with the remainder of the Company's accounting and financial systems. As a result, the Company's current management information system, which produces frequent operational reports, is inefficient with respect to traditional accounting-oriented reporting and requires a significant amount of manual effort to prepare information for financial and accounting reporting. See "Risk
Factors -- Risk of Capacity Constraints; Reliance on Internally Developed Systems; System Development Risks," "-- Risk of System Failure; Single Site and Order Interface" and "-- Online Commerce Security Risks."

COMPETITION

     The online commerce market, particularly over the Internet, is new, rapidly evolving and intensely competitive, which competition the Company expects to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In addition, the retail book industry is intensely competitive. The Company currently or potentially competes with a variety of other companies. These competitors include (i) various online booksellers and vendors of other information-based products such as CDs and videotapes, including Book Stacks Unlimited, Inc., a subsidiary of CUC, and other small entrants, including entrants into narrow specialty niches, that may be aided by partnering with existing distributors, such as Ingram, that help establish and operate online sites for booksellers, (ii) a number of indirect competitors that specialize in online commerce or derive a substantial portion of their revenues from online commerce, including AOL and Microsoft Corporation, through which other bookstores may offer products, and (iii) publishers, such as Simon & Schuster, and retail vendors of books, music and videotapes, including large specialty booksellers, with significant brand awareness, sales volume and customer bases, such as B&N and Borders. Both B&N and Borders have announced their intention to devote substantial resources to online commerce in the near future. B&N, specifically, has launched a Web site to sell books online and has a relationship with AOL through which B&N offers a broad selection of titles at discounted prices. Simon & Schuster also has begun selling a number of books through an online site. Competitive pressures created by any one of these companies, or by the Company's competitors collectively, could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     The Company believes that the principal competitive factors in its market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of editorial and other site content and reliability and speed of fulfillment. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of the Company's competitors may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company. For example, client-agent applications that select specific titles from a variety of Web sites may channel customers to online booksellers that compete with the Company. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company a substantial fee for inclusion. See "Risk Factors -- Competition."

LEGAL PROCEEDINGS

     The Company has been subject to claims and expects to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement by the Company of trademarks and other intellectual property rights of third parties. In January 1997, the Company received a letter from legal counsel for B&N which claims in part that the Company has infringed B&N's alleged common-law trademark rights. On May 12, 1997, B&N filed suit against the Company in the United States District Court for the Southern District of New

York alleging that the Company has made false advertising claims because it is not a "bookstore" and does not physically warehouse most of the titles it offers. The complaint seeks compensatory and punitive damages, and injunctive and other equitable relief. A Dow Jones News Service release on May 13, 1997 reported that a "syndicate source characterized the lawsuit as petty and spiteful, and said it would probably put a 'little bit of a damper' on Amazon.com's IPO. The source said investors will view this suit as somewhat benign because it isn't in response to Amazon's handling of its finances or some other hard-core business practice." These statements were not authorized by and have not been endorsed by the Company. The Company is still in the process of evaluating B&N's claims, and therefore is not in a position at this time to determine that the suit is not without merit. The Company intends to defend against the lawsuit vigorously. The Company is not currently aware of any other legal proceedings pending against it.


INTELLECTUAL PROPERTY

     The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, customers, partners and others to protect its proprietary rights. The Company pursues the registration of its trademarks and service marks in the U.S. and internationally, and has applied for the registration of certain of its trademarks and service marks. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available online. The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against the Company. The Company has been subject to claims and expects to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. The Company has received notice of alleged claims by B&N. See "-- Legal Proceedings."

EMPLOYEES

     As of March 31, 1997, the Company employed 256 employees. The Company also employs independent contractors and other temporary employees in its editorial, operations and finance and administration departments. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. Competition for qualified personnel in the Company's industry is intense, particularly among software development and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel. See "Risk Factors -- Management of Potential Growth; New Management Team; Limited Senior Management Resources" and "-- Dependence on Key Personnel; Need for Additional Personnel."

FACILITIES

     The Company's principal administrative, engineering, marketing and customer service facilities total approximately 42,400 square feet and are located in Seattle, Washington under a lease that expires on July 31, 1999. The Company's warehousing and merchandising operations are housed in an approximately 50,000-square-foot facility in Seattle, Washington under a lease that expires on October 31, 1999. The Company anticipates that it will require additional administrative, customer service, warehouse and fulfillment space within the next 12 months, but that suitable additional space will be available on commercially reasonable terms, although there can be no assurance in this regard. The Company does not own any real estate.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of the Company as of March 31, 1997:

    NAME                                    AGE                   POSITION
    --------------------------------------  ---    --------------------------------------
    Jeffrey P. Bezos......................  33     President, Chief Executive Officer and
                                                     Chairman of the Board
    Rick R. Ayre..........................  47     Vice President and Executive Editor
    Mark L. Breier........................  37     Vice President of Marketing
    Joy D. Covey..........................  33     Chief Financial Officer, Vice
                                                   President of Finance and
                                                     Administration, Treasurer and
                                                     Secretary
    Oswaldo F. Duenas.....................  50     Vice President of Operations
    Mary E. Engstrom......................  34     Vice President of Publisher Affairs
    Sheldon J. Kaphan.....................  44     Vice President and Chief Technology
                                                     Officer
    Scott E. Lipsky.......................  32     Vice President of Business Expansion
    John D. Risher........................  31     Vice President of Product Development
    Joel R. Spiegel.......................  41     Vice President of Engineering
    Tom A. Alberg(1)......................  57     Director
    Scott D. Cook.........................  44     Director
    L. John Doerr(2)......................  45     Director
    Patricia Q. Stonesifer(1)(2)..........  40     Director

---------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     JEFFREY P. BEZOS. Mr. Bezos has been President and Chairman of the Board of the Company since founding it in 1994, and Chief Executive Officer since May 1996, and served as Treasurer and Secretary from May 1996 to March 1997. From December 1990 to June 1994, Mr. Bezos was employed by D.E. Shaw & Co., a Wall Street investment firm, becoming Senior Vice President in 1992. From April 1988 to December 1990, Mr. Bezos was employed by Bankers Trust Company, becoming Vice President in February 1990. Mr. Bezos received his B.S. in Electrical Engineering and Computer Science, Summa Cum Laude, from Princeton University.

     RICK R. AYRE. Mr. Ayre joined the Company in September 1996 as Vice President and Executive Editor. From September 1991 to September 1996, Mr. Ayre served in a number of positions at PC Magazine, most recently as Executive Editor for Technology. From September 1988 to September 1991, Mr. Ayre served as Chief of Information Resources Management of Highland Drive VAMC, a hospital. Mr. Ayre received his B.A. in Sociology from Drury College.

     MARK L. BREIER. Mr. Breier joined the Company in January 1997 as Vice President of Marketing. From March 1994 to September 1996, Mr. Breier served as Vice President of Marketing of Cinnabon World Famous Cinnamon Rolls. Mr. Breier was involved in product management and introduction at Dreyer's Grand Ice Cream from October 1988 to March 1994, at Kraft Foods, Inc., a multinational consumer products company, from April 1986 to October 1988 and at Parker Brothers, a worldwide manufacturer of toys and games, from August 1985 to March 1986. Mr. Breier received his B.A. in Economics from Stanford University and his M.B.A. from the Stanford University Graduate School of Business.

     JOY D. COVEY. Ms. Covey joined the Company in December 1996 as Chief Financial Officer and Vice President of Finance and Administration, and became Secretary and Treasurer in March 1997. From June 1995 to February 1996, Ms. Covey served as Vice President, Operations of the

Broadcast Division of Avid Technology, Inc. ("Avid"), a developer of digital media systems, and from January 1995 to June 1995, Ms. Covey served as Vice President of Business Development for Avid. From July 1991 to January 1995, Ms. Covey served as Chief Financial Officer of Digidesign, Inc., a developer of random access digital audio systems and software. Prior to that, she was an associate at Wasserstein Perella & Co., and a certified public accountant at Arthur Young & Company (now Ernst & Young LLP). Ms. Covey received her B.S. in Business Administration, Summa Cum Laude, from California State University, Fresno, her M.B.A., With High Distinction, from Harvard Business School and her J.D., Magna Cum Laude, from Harvard Law School. She is a Certified Public Accountant and a member of the California State Bar.

     OSWALDO F. DUENAS. Mr. Duenas joined the Company in January 1997 as Vice President of Operations. From February 1994 to December 1996, Mr. Duenas served as Vice President of the Latin American division of International Service System, Inc., Latin America's largest integrated service company, where he oversaw sales, marketing, operations and customer relations for the division and managed several thousand employees. From September 1993 to January 1994, Mr. Duenas served as President and Director General of National Vision Associates, a Mexican vision retail business. From 1973 to 1993, Mr. Duenas held various management positions with Federal Express, a worldwide express transportation company.

     MARY E. ENGSTROM. Ms. Engstrom joined the Company in February 1997 as Vice President of Publisher Affairs. From December 1996 to February 1997, Ms. Engstrom served as Vice President of Marketing of Symantec Corporation ("Symantec"), a developer of information management and productivity enhancement software, and from February 1996 to February 1997, Ms. Engstrom served as General Manager of the Security Business Unit of Symantec. From July 1989 to September 1994, Ms. Engstrom held several management positions at Microsoft Corporation, including Group Product Manager for Microsoft Access, Group Product Manager for Microsoft Project and Director of Marketing, Strategic Relations. Ms. Engstrom received her B.A. in Economics from the University of California, Berkeley, and her M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles.

     SHELDON J. KAPHAN. Mr. Kaphan has served as the Company's Vice President and Chief Technology Officer since March 1997. From October 1994 to March 1997, Mr. Kaphan served as Vice President of Research and Development of the Company. From October 1992 to July 1994, Mr. Kaphan served as senior engineer at Kaleida Labs Inc., a multimedia joint venture between Apple Computer Inc. and International Business Machines Corporation. Mr. Kaphan received his B.A. in Mathematics from the University of California, Santa Cruz.

     SCOTT E. LIPSKY. Mr. Lipsky joined the Company in July 1996 as Vice President of Business Expansion. From March 1994 to July 1996, Mr. Lipsky served as Chief Information Officer of Barnes & Noble, Inc., a national trade bookstore chain, and Chief Technology Officer of Barnes & Noble College Bookstores, Inc., a national college bookstore chain. From September 1991 to January 1994, Mr. Lipsky served as founder and President of Omni Information Group, a consulting, software development and systems integration company serving the retail-chain market. From February 1987 to September 1991, Mr. Lipsky was Vice President of Information Systems at Babbage's, a consumer software retail chain.

     JOHN D. RISHER. Mr. Risher joined the Company in February 1997 as Vice President of Product Development. From July 1991 to February 1997, Mr. Risher held a variety of marketing and project management positions at Microsoft Corporation, including Team Manager for Microsoft Access and Founder and Product Unit Manager for MS Investor, Microsoft's Web site for personal investment. Mr. Risher received his B.A. in Comparative Literature, Magna Cum Laude, from Princeton University and his M.B.A. from Harvard Business School.

     JOEL R. SPIEGEL. Mr. Spiegel joined the Company in March 1997 as Vice President of Engineering. From March 1995 to March 1997, Mr. Spiegel held several positions with Microsoft Corporation, including Windows 95 Multimedia Development Manager, Windows Multimedia Group Manager and Product Unit Manager, Information Retrieval. From June 1986 to March 1995, he held a variety of positions at Apple Computer Inc., most recently as Senior Manager responsible for new product development in the Apple Business Systems Division. Prior to that, Mr. Spiegel held software product development positions at a number of companies, including Hewlett-Packard and VisiCorp. Mr. Spiegel received his B.A. in Biology with Honors from Grinnell College.

     TOM A. ALBERG. Mr. Alberg has been a director of the Company since June 1996. Mr. Alberg has been a principal in Madrona Investment Group, L.L.C., a private merchant banking firm, since January 1996. From April 1991 to October 1995, he was the President and a director of LIN Broadcasting Corporation, and from July 1990 to October 1995, he was Executive Vice President of McCaw Cellular Communications, Inc.; both companies were providers of cellular telephone services and are now part of AT&T Corp. Prior to 1990, Mr. Alberg was a partner of the law firm Perkins Coie, where he also served as Chairman of the firm's Executive Committee. Mr. Alberg is also a director of Active Voice Corporation, Emeritus Corporation, Mosaix, Inc., Teledesic Corporation and Visio Corporation. Mr. Alberg received his B.A. from Harvard University and his J.D. from Columbia Law School.

     SCOTT D. COOK. Mr. Cook has been a director of the Company since January 1997. Mr. Cook co-founded Intuit, Inc., a leading personal finance, tax and accounting software company, in 1983, has served as President of Intuit since that time and has served as its Chairman of the Board since April 1994. Prior to co-founding Intuit, Mr. Cook was a consultant for Bain & Company, a strategy consulting firm, and a brand manager for Procter & Gamble. Mr. Cook is also a director of Broderbund Software, Inc. and Intuit, Inc. Mr. Cook received his B.A. in Mathematics and Economics from the University of Southern California and his M.B.A. from Harvard Business School.

     L. JOHN DOERR. Mr. Doerr has been a director of the Company since June 1996. Mr. Doerr has been a general partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since September 1980. Prior to joining Kleiner Perkins Caufield & Byers, Mr. Doerr was employed by Intel Corporation for five years. Mr. Doerr is also a director of Netscape Communications Corporation, Intuit, Inc., Macromedia, Inc., Platinum Software, Inc., Shiva Corporation and Sun Microsystems, as well as several private companies. Mr. Doerr received his M.E.E. and B.S.E.E. from Rice University and his M.B.A. from Harvard Business School.

     PATRICIA Q. STONESIFER. Ms. Stonesifer has been a director of the Company since February 1997. Ms. Stonesifer is an independent management consultant whose clients include DreamWorks SKG. Ms. Stonesifer served as Senior Vice President of the Interactive Media Division of Microsoft Corporation from February 1996 to December 1996, was head of Microsoft's Consumer Division from August 1993 to February 1996 and held a range of positions at Microsoft from 1988 to 1993. While at Microsoft, Ms. Stonesifer managed its investments in new online content and service products, including MSN, the Microsoft Network (msn.com); MSNBC, Microsoft's joint venture with NBC; Slate (slate.com); and Expedia (expedia.com), as well as other Internet-based products. Prior to joining Microsoft, Ms. Stonesifer held a number of positions at Que Corporation. Ms. Stonesifer is also a director of Kinko's, Inc. and a member of the Executive Board of the Academy of Interactive Arts and Sciences. Ms. Stonesifer received her B.A. in General Studies from Indiana University.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Audit Committee consists of Mr. Alberg and Ms. Stonesifer. Among other functions, the Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors, reviews the Company's balance sheet, statement of operations and cash flows and reviews and evaluates the Company's internal control functions.

     The Compensation Committee consists of Mr. Doerr and Ms. Stonesifer. The Compensation Committee reviews and approves the compensation and benefits for the Company's executive officers, administer the Company's stock option plans and make recommendations to the Board of Directors regarding such matters.

DIRECTOR COMPENSATION

     Directors of the Company do not receive cash compensation for their services as directors or members of committees of the Board of Directors, but are reimbursed for their reasonable expenses incurred in attending meetings of the Board of Directors. In December 1995, the Company granted to Mr. Alberg a nonqualified stock option to purchase 60,000 shares of Common Stock at an exercise price of $0.3333 per share and a nonqualified stock option to purchase 60,000 shares of Common Stock at an exercise price of $0.6666 per share. In January 1997, the Company granted Mr. Cook, a director of the Company, an option to purchase 60,000 shares of Common Stock at an exercise price of $1.3333 per share. In February 1997, the Company granted Ms. Stonesifer, a director of the Company, an option to purchase 60,000 shares of Common Stock at an exercise price of $2.6666 per share. The Company currently intends to make comparable option grants to future outside directors. See "Certain Transactions."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Mr. Doerr and Ms. Stonesifer. No member of the Board of Directors or of the Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. In February 1997, Ms. Stonesifer, a member of the Compensation Committee, purchased 2,500 shares of the Company's Series A Preferred Stock at $40.00 per share.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Restated Certificate of Incorporation limits the liability of directors to the full extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law (the "DGCL"), or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties.

     The Company has entered into agreements to indemnify its directors and executive officers. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such persons in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation received for services rendered to the Company in all capacities during the year ended December 31, 1996 by the Company's President and Chief Executive Officer. No other executive officer of the Company who held office at December 31, 1996 met the definition of "highly compensated" within the meaning of the Commission's executive compensation disclosure rules.

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION
                                        --------------------------------------
          NAME AND PRINCIPAL                                    OTHER ANNUAL        ALL OTHER
               POSITION                 SALARY($)   BONUS($)   COMPENSATION($)   COMPENSATION($)
--------------------------------------  ---------   --------   ---------------   ---------------
Jeffrey P. Bezos......................   $ 64,333    $  -0-         $ -0-             $ -0-
  President and Chief Executive
     Officer

     Mr. Bezos does not currently hold options to purchase capital stock of the Company.

EMPLOYEE BENEFIT PLANS

     1994 Stock Option Plan. The Company's Board of Directors has adopted the Company's 1994 Stock Option Plan and reserved an aggregate of 4,800,000 shares of Common Stock for grants of stock options under the plan. The 1994 Stock Option Plan provides for the grant of options for Common Stock to employees, directors, officers, consultants, advisors and independent contractors of the Company or an affiliate of the Company. As of May 13, 1997, options to purchase 2,789,804 shares of Common Stock were outstanding under the 1994 Stock Option Plan with exercise prices ranging from $0.1717 to $4.00 per share, options to purchase 212,190 shares were available for grant and options for 1,798,006 shares had been exercised.

     The 1994 Stock Option Plan is administered by the Compensation Committee. The Compensation Committee has the authority to select individuals who are to receive options under the 1994 Stock Option Plan and to specify the terms and conditions of each option so granted (incentive or nonqualified), the vesting provisions, the option term and the exercise price. Options granted under the 1994 Stock Option Plan must be exercised within three months of the optionee's termination of service (as defined in the 1994 Stock Option Plan) to or employment by the Company (subject to extension to one year from the date of termination if the optionee dies within such three-month exercise period), or within one year after the optionee's termination by death or disability (subject to extension to one year from the date of death if the optionee dies during the one-year exercise period after termination by disability), but in no event later than the expiration of the option term. Options granted under the 1994 Stock Option Plan are not transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee.

     In the event of a sale of all or substantially all of the Company's assets, a merger or reorganization in which the Company is not the surviving corporation, or the sale or other transfer of more than 50% of the outstanding shares of Common Stock (each, a "Terminating Event"), the Compensation Committee may determine whether provision will be made for assumption of or substitution for the stock options granted under the 1994 Stock Option Plan by the successor corporation. If the Compensation Committee determines that no such assumption or substitution will be made, all options will become fully vested and each optionee will have the right to exercise any unexercised and unexpired options within 30 days from the date of notice of such determination. With respect to options granted prior to December 20, 1996, Terminating Events also include the sale of a material division of the Company, an acquisition by the Company resulting in an extraordinary expansion of the Company and a material change in the capital structure of the Company (excluding the issuance of securities of the Company for adequate consideration and the conversion into Common Stock of convertible securities of the Company).

     1997 Stock Option Plan. The Company's Board of Directors has adopted the 1997 Stock Option Plan and reserved an aggregate of 6,000,000 shares of Common Stock for grants of stock options under the plan. The purpose of the 1997 Stock Option Plan is to enhance the long-term stockholder value of the Company by offering opportunities to employees, directors, officers, consultants, agents, advisors and independent contractors of the Company to participate in the Company's growth and success, and to encourage them to remain in the service of the Company and acquire and maintain stock ownership in the Company.

     As of May 13, 1997, options to purchase 1,069,125 shares of Common Stock were outstanding under the 1997 Stock Option Plan with exercise prices ranging from $4.6667 to $12.00 per share, options to purchase 4,913,325 shares were available for grant and options for 17,550 shares had been exercised. In addition, any shares of Common Stock available for issuance under the 1994 Stock Option Plan that are not issued under that plan shall be added to the aggregate number of shares available for issuance under the 1997 Stock Option Plan. Options for a maximum of 375,000 shares may be granted under the 1997 Stock Option Plan to any individual in any one fiscal year, except that the Company may make additional one-time grants of up to 1,500,000 shares to newly hired individuals.

     The 1997 Stock Option Plan is administered by the Compensation Committee, which has the authority to select individuals who are to receive options under the 1997 Stock Option Plan and to specify the terms and conditions of each option so granted (incentive or nonqualified), the vesting provisions, the option term and the exercise price. Unless otherwise provided by the Compensation Committee, an option granted under the 1997 Stock Option Plan expires 10 years from the date of grant (five years in the case of an incentive stock option granted to a holder of 10% or more of the Company's outstanding capital stock) or, if earlier, three months after the optionee's termination of employment or service other than termination for cause, one year after the optionee's retirement, early retirement at the Company's request, death or disability, or immediately upon notification to an optionee of termination for cause. Options granted under the 1997 Stock Option Plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee. In addition, the Option Committee of the Board of Directors has authority to grant options under the 1997 Stock Option Plan for up to an aggregate of 50,000 shares of Common Stock per individual to nonofficer employees of the Company and consultants to the Company at an exercise price not greater than the fair market value of the Common Stock on the date of grant. Jeffrey P. Bezos is currently the sole member of the Option Committee.

     In the event of (i) the merger or consolidation of the Company in which it is not the surviving corporation, or pursuant to which shares of Common Stock are converted into cash, securities or other property (other than a merger in which holders of Common Stock immediately before the merger have the same proportionate ownership of the capital stock of the surviving corporation immediately after the merger), (ii) the sale, lease, exchange or other transfer of all or substantially all of the Company's assets (other than a transfer to a majority-owned subsidiary), or (iii) the approval by the holders of Common Stock of any plan or proposal for the Company's liquidation or dissolution (each, a "Corporate Transaction"), the Compensation Committee will determine whether provision will be made in connection with the Corporate Transactions for assumption of the options under the 1997 Stock Option Plan or substitution of appropriate new options covering the stock of the successor corporation, or an affiliate of the successor corporation. If the Compensation Committee determines that no such assumption or substitution will be made, each outstanding option under the 1997 Stock Option Plan shall automatically accelerate so that it will become 100% vested and exercisable immediately before the Corporate Transaction, except that acceleration will not occur if, in the opinion of the Company's accountants, it would render unavailable "pooling of interest" accounting for the Corporate Transaction.

     Repurchase Right Under Option Plans. With respect to each of the 1994 Stock Option Plan and the 1997 Stock Option Plan (collectively, the "Plans"), the Compensation Committee has the discretion to authorize the issuance of unvested shares of Common Stock pursuant to the exercise of a stock option under the applicable Plan. If the optionee ceases to be employed by or provide services to the Company, all shares of Common Stock issued on exercise of a stock option which are unvested at the time of cessation shall be subject to repurchase by the Company at the exercise price paid for such shares. The terms and conditions upon which the repurchase rights are exercisable by the Company are determined by the Compensation Committee and set forth in the agreement evidencing such right. The Compensation Committee has discretionary authority to cancel the Company's outstanding repurchase rights with respect to one or more shares pur-chased or purchasable under an option granted pursuant to that Plan. In the event of a Terminating Event or a Corporate Transaction under the 1994 Stock Option Plan or the 1997 Stock Option Plan, respectively, if vesting of the options accelerates, the repurchase rights of the Company with respect to shares previously acquired on exercise of options granted under the 1994 Stock Option Plan or the 1997 Stock Option Plan, respectively, shall terminate.

                              CERTAIN TRANSACTIONS

     Since the inception of the Company in July 1994, the Company has issued shares of Preferred Stock in private placement transactions as follows: 555,161 and 14,235 shares of Series A Preferred Stock at $14.05 per share to Kleiner Perkins Caufield & Byers VIII and KPCB Information Sciences Zaibatsu Fund II, respectively, and 2,500 and 2,500 shares of Series A Preferred Stock at $40.00 per share to Scott D. Cook and Patricia Q. Stonesifer, respectively. L. John Doerr, a director of the Company, is a general partner of KPCB VIII Associates, which is a general partner of Kleiner Perkins Caufield & Byers VIII and KPCB Information Sciences Zaibatsu Fund II. Mr. Doerr disclaims beneficial ownership of the shares of Series A Preferred Stock issued to such entities, except for his proportional interest therein. Mr. Cook and Ms. Stonesifer are directors of the Company. All outstanding shares of Series A Preferred Stock will convert into an aggregate of 3,446,376 shares of Common Stock upon the closing of this offering. The holders of certain of such shares of Series A Preferred Stock are entitled to certain registration rights with respect to the Common Stock issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights."

     In July 1994, Jeffrey P. Bezos, the President, Chief Executive Officer and Chairman of the Board of the Company, purchased 10,200,000 shares of Common Stock for an aggregate price of $10,000. Mr. Bezos made interest-free loans to the Company in the principal amounts of $15,000, $29,000 and $40,000 in July 1994, November 1994 and November 1995, respectively, which were fully repaid in August 1995, April 1995 and November 1995, respectively. From November 1994 to December 1996, Mr. Bezos personally guaranteed the obligations of the Company under a merchant account with Seafirst Bank. Since July 1995, Mr. Bezos has personally guaranteed the obligations of the Company under a bankcard merchant account with Wells Fargo Bank. Since April 1995, Mr. Bezos has personally guaranteed company credit cards. The Company intends to secure releases of all of Mr. Bezos' guarantees as soon as possible following the closing of this offering. The Company has granted to Mr. Bezos certain rights with respect to the registration of 9,885,000 shares of Common Stock. See "Description of Capital Stock -- Registration Rights."

     In February 1995, the Company sold 582,528 shares of Common Stock to Miguel
A. Bezos at a price per share of $0.1717. In July 1995, the Company sold 847,716 shares of Common Stock to the Gise Family Trust at a price per share of $0.1717. Jacklyn Gise Bezos is the trustee and beneficiary of the Gise Family Trust. Miguel A. Bezos and Jacklyn Gise Bezos are the parents of Jeffrey P. Bezos. In May 1996, the Company sold 30,000 shares of Common Stock to each of Mark S. Bezos and Christina Bezos Poore, siblings of Jeffrey P. Bezos, at a price per share of $0.3333.

     In December 1995, the Company sold 150,000 shares of Common Stock to Tom A. Alberg, a director of the Company, at a price per share of $0.3333.

     In June 1996, in connection with the Company's Series A Preferred Stock financing, Mr. Bezos granted the Company a right to repurchase 612,000 shares of Common Stock held by him at $0.0010 per share if his employment terminates under certain circumstances. The Company's right of repurchase lapses ratably over the 36-month period ending June 21, 1999.

     The Company believes that all the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. Any future transactions, including loans, between the Company and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

     The Company has entered into indemnification agreements with each of its executive officers and directors. See "Management -- Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Stock as of May 13, 1997 and as adjusted to reflect the sale of the Common Stock offered hereby for (i) each person or entity known by the Company to beneficially own more than 5% of the Common Stock, (ii) each director of the Company, (iii) the Company's Chief Executive Officer, and (iv) all of the Company's directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                                                                                   PERCENTAGE OF
                                                                                SHARES OUTSTANDING
                                                                                -------------------
                                                            NUMBER OF SHARES    PRIOR TO    AFTER
                    NAME AND ADDRESS                       BENEFICIALLY OWNED   OFFERING   OFFERING
---------------------------------------------------------  ------------------   --------   --------
Jeffrey P. Bezos.........................................       9,885,000          47.4%      41.4%
  c/o Amazon.com, Inc.
  1516 Second Avenue, 4th Floor
  Seattle, WA 98101
L. John Doerr(1).........................................       3,401,376          16.3       14.3
  Kleiner Perkins Caufield & Byers
  4 Embarcadero Center, Suite 3520
  San Francisco, CA 94111
Tom A. Alberg(2).........................................         195,000             *          *
Scott D. Cook(3).........................................          75,000             *          *
Patricia Q. Stonesifer(4)................................          75,000             *          *
All directors and executive officers as a group (14
  persons)(5)............................................      15,688,925          72.3       63.5

---------------

 *  Less than 1%

(1) Represents 3,315,966 shares and 85,410 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by Kleiner Perkins Caufield & Byers VIII and KPCB Information Sciences Zaibatsu Fund II, respectively. Mr. Doerr is a general partner of KPCB VIII Associates, which is a general partner of Kleiner Perkins Caufield & Byers VIII and KPCB Information Sciences Zaibatsu Fund II. Mr. Doerr disclaims beneficial ownership of such shares, except for his proportional interest therein.

(2) Includes 48,000 shares subject to options exercisable within 60 days of May 13, 1997.

(3) Represents 60,000 shares subject to options exercisable within 60 days of May 13, 1997, certain of which shares may be subject to a right of repurchase by the Company, and 15,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock.

(4) Represents 60,000 shares subject to options exercisable within 60 days of May 13, 1997, certain of which shares may be subject to a right of repurchase by the Company, and 15,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock.

(5) Includes 856,998 shares subject to options exercisable within 60 days of May 13, 1997, certain of which may be subject to a right of repurchase by the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of Preferred Stock, $0.01 par value per share. The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     As of May 13, 1997, there were 17,412,326 shares of Common Stock outstanding held of record by 76 stockholders. There will be 23,858,702 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options) after giving effect to the sale of Common Stock offered to the public hereby. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. See "Risk Factors -- Control of the Company." Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of Preferred Stock will be converted into 3,446,376 shares of Common Stock. Thereafter, pursuant to the Company's Restated Certificate of Incorporation, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no plans to issue any Preferred Stock.

ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF RESTATED CERTIFICATE OF INCORPORATION AND WASHINGTON LAW

     As noted above, the Company's Board of Directors, without stockholder approval, has the authority under the Company's Restated Certificate of Incorporation to issue Preferred Stock with rights superior to the rights of the holders of Common Stock. As a result, Preferred Stock could be issued quickly and easily, could adversely affect the rights of holders of Common Stock and could be issued with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult.

     The laws of the State of Washington, where the Company's principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act (the "WBCA") prohibits a "Target Corporation," with certain exceptions, from engaging in certain "Significant Business Transactions" with a person or group of persons which beneficially owns

10% or more of the voting securities of the Target Corporation (an "Acquiring Person") for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the Target Corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the Target Corporation as a result of the Acquiring Person's acquisition of 10% or more of the shares or allowing the Acquiring Person to receive any disproportionate benefit as a stockholder. After the five-year period, a Significant Business Transaction may take place as long as it complies with certain fair price provisions of the statute. A Target Corporation includes a foreign corporation if (i) the corporation has a class of voting stock registered pursuant to Section 12 or 15 of the Securities Exchange Act of 1934, as amended, (ii) the corporation's principal executive office is located in Washington State, (iii) any of (a) more than 10% of the corporation's stockholders of record are Washington residents, (b) more than 10% of its shares of record are owned by Washington residents, or (c) 1,000 or more of its stockholders of record are Washington residents, (iv) a majority of the corporation's employees are Washington residents or more than 1,000 Washington residents are employees of the corporation, and (v) a majority of the corporation's tangible assets are located in Washington State or the corporation has more than $50 million of tangible assets located in Washington State. A corporation may not "opt out" of this statute. Depending upon whether the Company meets the definition of a Target Corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring or preventing a change in control of the Company.

     Although Section 203 of the DGCL generally prohibits Delaware corporations from engaging in certain "Business Combinations" (as defined therein) with certain "Interested Stockholders" (as defined therein) for a period of three years unless certain criteria are met, the Company has expressly elected in its Restated Certificate of Incorporation not to be governed by Section 203 of the DGCL.

REGISTRATION RIGHTS

     Pursuant to an agreement among the Company, Mr. Bezos, who is the holder of 9,885,000 shares of Common Stock (the "Common Holder"), and two holders of 566,896 shares of Series A Preferred Stock in the aggregate which are convertible into 3,401,376 shares of Common Stock (the "Preferred Holders"), the Common Holder and the Preferred Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the Common Holder and the Preferred Holders are entitled to notice of such registration and to include shares of Common Stock in such registration at the Company's expense. Additionally, the Preferred Holders are entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its commercially reasonable efforts to effect such registration (a "Requested Registration"). Further, the Preferred Holders may require the Company to file additional registration statements on Form S-3 at the expense of the Preferred Holders. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a Requested Registration before the earlier of (a) one year after the offering made hereby and (b) June 21, 1999.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, Ridgefield Park, New Jersey.

NASDAQ NATIONAL MARKET LISTING

     Application has been made to have the Common Stock listed for quotation on the Nasdaq National Market under the symbol "AMZN."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will be developed or be sustained after this offering. Sales of substantial amounts of Common Stock in the public market after this offering, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock or the future ability of the Company to raise capital through an offering of equity securities.

     After this offering, the Company will have outstanding 23,858,702 shares of Common Stock. Of these shares, the 3,000,000 shares offered hereby will be freely tradeable in the public market without restriction under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act.

     The remaining 20,858,702 shares of Common Stock outstanding upon completion of this offering will be "restricted securities," as that term is defined in Rule 144 ("Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below.

     Pursuant to certain "lock-up" agreements, all the executive officers, directors and certain stockholders and employees of the Company, who collectively hold an aggregate of approximately 20,826,909 Restricted Shares, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any such shares for a period of 180 days from the date of this Prospectus. The Company has also entered into an agreement with Deutsche Morgan Grenfell Inc. that it will not offer, sell or otherwise dispose of Common Stock for a period of 180 days from the date of this Prospectus.

     Ninety days after the date of this Prospectus, approximately 31,793 Restricted Shares that are not subject to the lock-up agreements described below will be eligible for sale in the public market in accordance with Rules 144 and
701. On the date of the expiration of the lock-up agreements, an additional 19,331,253 of the Restricted Shares will be eligible for immediate sale (of which 17,246,669 shares will be subject to certain volume, manner of sale and other limitations under Rule 144). Approximately 681,300 remaining shares will be eligible for sale pursuant to Rule 144 on the expiration of one-year holding periods or the expiration of the Company's contractual right to repurchase the shares over the six months following expiration of the lock-up period.

     Following the expiration of such lock-up periods, certain shares issued upon exercise of options granted by the Company prior to the date of this Prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of such shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144 as in effect at the closing of this offering, beginning 90 days after the date of this Prospectus, a person (or persons whose shares of the Company are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner who is not an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 238,587 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner who is not an affiliate of the Company) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     The Company intends to file after the effective date of this offering a Registration Statement on Form S-8 to register approximately 9,534,648 shares of Common Stock reserved for issuance under the 1994 Stock Option Plan and the 1997 Stock Option Plan. Such Registration Statement will become effective automatically upon filing. Shares issued under the foregoing plans, after the filing of a Registration Statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by the Company.

     In addition, following this offering, the holders of 13,286,376 shares of outstanding Common Stock will, under certain circumstances, have rights to require the Company to register their shares for future sale. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     The Underwriters named below, for whom Deutsche Morgan Grenfell Inc., Alex. Brown & Sons Incorporated, and Hambrecht & Quist LLC are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the form of which will be filed as an exhibit to the Company's Registration Statement, of which this Prospectus is a part), to purchase from the Company the respective number of shares of Common Stock indicated below opposite their respective names. The Underwriters are committed to purchase all of the shares, if they purchase any.

                                                                                 NUMBER OF
                                 UNDERWRITERS                                     SHARES
-------------------------------------------------------------------------------  ---------
Deutsche Morgan Grenfell Inc...................................................
Alex. Brown & Sons Incorporated................................................
Hambrecht & Quist LLC..........................................................

                                                                                 ---------
          Total................................................................  3,000,000
                                                                                 =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions.

     The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers
(who may include the Underwriters) a concession of not more than $          per
share. The selected dealers may reallow a concession of not more than
$          per share to certain other dealers. After the initial public offering, the price and concessions and re-allowances to dealers and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters do not intend to sell any of the shares of Common Stock offered hereby to accounts for which they exercise discretionary authority.

     The Company has granted an option to the Underwriters to purchase up to a maximum of 450,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     In connection with this offering, the Company and the directors, executive officers and certain stockholders have agreed not to offer or sell any Common Stock until the expiration of 180 days following the date of the final Prospectus without the prior written consent of Deutsche Morgan Grenfell Inc.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company and the Representatives. The principal factors to be considered in determining the public offering price include the information set forth in this Prospectus and otherwise available to the Representatives; the history and the prospects for the industry in which the Company will compete; the ability of the Company's management; the prospects for future earnings of the Company; the present state of the Company's development and its current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies. Each of the Representatives has informed the Company that it currently intends to make a market in the shares subsequent to the effectiveness of this offering, but there can be no assurance that the Representatives will take any action to make a market in any securities of the Company.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters will be passed on for the Company by Perkins Coie, Seattle, Washington. Certain legal matters will be passed on for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements of Amazon.com, Inc. at December 31, 1995 and 1996, and for the period July 5, 1994 (date of inception) to December 31, 1994 and the years ended December 31, 1995 and 1996, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement, of which this Prospectus constitutes a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Information concerning the Company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                      (This page intentionally left blank)

                                AMAZON.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...................................    F-2
Balance Sheets......................................................................    F-3
Statements of Operations............................................................    F-4
Statements of Stockholders' Equity..................................................    F-5
Statements of Cash Flows............................................................    F-6
Notes to Financial Statements.......................................................    F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Amazon.com, Inc.

     We have audited the accompanying balance sheets of Amazon.com, Inc. as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the period from July 5, 1994 (date of inception) to December 31, 1994 and the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amazon.com, Inc. at December 31, 1995 and 1996, and the results of its operations and its cash flows for the period from July 5, 1994 (date of inception) to December 31, 1994 and the years ended December 31, 1995 and 1996, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Seattle, Washington
February 28, 1997, except for Note 6, as to which the date is April 18, 1997

                                AMAZON.COM, INC.

                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS

                                                                                    PRO FORMA
                                                                                   STOCKHOLDERS'
                                                                                    EQUITY AT
                                                DECEMBER 31,                        MARCH 31,
                                             ------------------      MARCH 31          1997
                                              1995       1996          1997          (NOTE 6)
                                             ------     -------     -----------    ------------
                                                                    (UNAUDITED)    (UNAUDITED)
Current assets:
  Cash and cash equivalents...............   $  996     $ 6,248       $ 7,162
  Inventories.............................       17         571           939
  Prepaid expenses and other..............       14         321           937
                                             ------     -------     -----------
          Total current assets............    1,027       7,140         9,038
Equipment, net............................       57         985         2,491
Deposits..................................       --         146           193
                                             ------     -------     -----------
          Total assets....................   $1,084     $ 8,271       $11,722
                                             ======     =======     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................   $   99     $ 2,852       $ 5,650
  Accrued advertising.....................       --         598         1,254
  Accrued product development.............       --         500            --
  Other liabilities and accrued
     expenses.............................        8         920         2,055
                                             ------     -------     -----------
          Total current liabilities.......      107       4,870         8,959
Commitments
Stockholders' equity:
  Preferred stock, $0.01 par value:
     Authorized shares -- 10,000,000
     Issued and outstanding shares --
       569,396 at December 31, 1996 and
       574,396 at March 31, 1997 (none pro
       forma), aggregate liquidation
       preference -- $8,200...............       --           6             6        $     --
  Common stock, $0.01 par value:
     Authorized shares -- 100,000,000
     Issued and outstanding shares --
       14,555,244, 15,900,229 and
       17,352,406 at December 31, 1995 and
       1996 and March 31, 1997,
       respectively (20,798,782 pro
       forma).............................    1,075         159           173             208
  Advances received for common stock......      150          --            --              --
  Additional paid-in capital..............       --       9,873        14,737          14,708
  Deferred compensation...................       --        (612)       (3,090)         (3,090)
  Accumulated deficit.....................     (248)     (6,025)       (9,063)         (9,063)
                                             ------     -------     -----------    ------------
          Total stockholders' equity......      977       3,401         2,763        $  2,763
                                                                                   ==========
                                             ------     -------     -----------
          Total liabilities and
            stockholders' equity..........   $1,084     $ 8,271       $11,722
                                             ======     =======     =========

                            See accompanying notes.

                                AMAZON.COM, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                               FOR THE PERIOD FROM
                               JULY 5, 1994 (DATE         YEAR ENDED          QUARTER ENDED
                                  OF INCEPTION)          DECEMBER 31,           MARCH 31,
                                 TO DECEMBER 31,      ------------------    ------------------
                                      1994             1995       1996       1996       1997
                               -------------------    -------    -------    -------    -------
                                                                               (UNAUDITED)
Net sales...................         $    --          $   511    $15,746    $   875    $16,005
Cost of sales...............              --              409     12,287        695     12,484
                                     -------          -------    -------    -------    -------
Gross profit................              --              102      3,459        180      3,521
Operating expenses:
  Marketing and sales.......              --              200      6,090        205      3,906
  Product development.......              38              171      2,313        263      1,575
  General and
     administrative.........              14               35      1,035         48      1,142
                                     -------          -------    -------    -------    -------
          Total operating
            expenses........              52              406      9,438        516      6,623
                                     -------          -------    -------    -------    -------
Loss from operations........             (52)            (304)    (5,979)      (336)    (3,102)
Interest income.............              --                1        202          5         64
                                     -------          -------    -------    -------    -------
Net loss....................         $   (52)         $  (303)   $(5,777)   $  (331)   $(3,038)
                                     =======          =======    =======    =======    =======
Net loss per share..........         $ (0.00)         $ (0.02)   $ (0.25)   $ (0.02)   $ (0.13)
                                     =======          =======    =======    =======    =======
Shares used in computation
  of net loss per share.....          17,730           18,933     22,655     22,251     23,018
                                     =======          =======    =======    =======    =======

                            See accompanying notes.

                                AMAZON.COM, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                  PREFERRED STOCK       COMMON STOCK         ADVANCES     ADDITIONAL                                    TOTAL
                  ----------------   -------------------   RECEIVED FOR    PAID-IN       DEFERRED     ACCUMULATED   STOCKHOLDERS'
                  SHARES    AMOUNT     SHARES     AMOUNT   COMMON STOCK    CAPITAL     COMPENSATION     DEFICIT        EQUITY
                  -------   ------   ----------   ------   ------------   ----------   ------------   -----------   -------------
 Sale of common
   stock to
   founder......       --   $  --    10,200,000   $  10       $   --       $     --      $     --       $    --        $    10
 Advances
   received for
   common
   stock........       --      --            --      --           50             --            --            --             50
 Net loss for
   the period
   ended
   December 31,
   1994.........       --      --            --      --           --             --            --           (52)           (52)
                  -------   ------   ----------   ------       -----        -------       -------       -------        -------
Balance at
 December 31,
 1994...........       --      --    10,200,000      10           50             --            --           (52)             8
 Sale of common
   stock........       --      --     4,235,244   1,172          (50)            --            --            --          1,122
Reclassification
   of
   accumulated
   deficit due
   to
   termination
   of S
   Corporation
   status.......       --      --            --    (107)          --             --            --           107             --
 Advances
   received for
   common
   stock........       --      --            --      --          150             --            --            --            150
 Exercise of
   common stock
   options......       --      --       120,000      --           --             --            --            --             --
 Net loss for
   the year
   ended
   December 31,
   1995.........       --      --            --      --           --             --            --          (303)          (303)
                  -------   ------   ----------   ------       -----        -------       -------       -------        -------
Balance at
 December 31,
 1995...........       --      --    14,555,244   1,075          150             --            --          (248)           977
 Reincorporation
   in
   Delaware.....       --      --            --    (929)          --            929            --            --             --
 Sale of
   preferred
   stock, net of
   issuance
   costs of
   $30..........  569,396       6            --      --           --          7,964            --            --          7,970
 Sale of common
   stock........       --      --       840,528       8         (150)           178            --            --             36
 Exercise of
   common stock
   options......       --      --       504,457       5           --            190            --            --            195
 Unearned
   compensation
   related to
   stock
   options......       --      --            --      --           --            612          (612)           --             --
 Net loss for
   the year
   ended
   December 31,
   1996.........       --      --            --      --           --             --            --        (5,777)        (5,777)
                  -------   ------   ----------   ------       -----        -------       -------       -------        -------
Balance at
 December 31,
 1996...........  569,396       6    15,900,229     159           --          9,873          (612)       (6,025)         3,401
 Sale of
   preferred
   stock
   (unaudited)..    5,000      --            --      --           --            200            --            --            200
 Exercise of
   common stock
   options
  (unaudited)...       --      --     1,227,177      12           --            425            --            --            437
 Issuance of
   common stock
   for software
   and accrued
   product
   development
  (unaudited)...       --      --       225,000       2           --          1,498            --            --          1,500
 Unearned
   compensation
   related to
   stock options
  (unaudited)...       --      --            --      --           --          2,741        (2,741)           --             --
 Amortization of
   unearned
   compensation
   related to
   stock options
  (unaudited)...       --      --            --      --           --             --           263            --            263
 Net loss for
   quarter ended
   March 31,
   1997
  (unaudited)...       --      --            --      --           --             --            --        (3,038)        (3,038)
                  -------   ------   ----------   ------       -----        -------       -------       -------        -------
Balance at March
 31, 1997
 (unaudited)....  574,396   $   6    17,352,406   $ 173       $   --       $ 14,737      $ (3,090)      $(9,063)       $ 2,763
                  =======   ======   ==========   ======       =====        =======       =======       =======        =======

                            See accompanying notes.

                                AMAZON.COM, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                         FOR THE
                                         PERIOD
                                      FROM JULY 5,
                                      1994 (DATE OF       YEAR ENDED         QUARTER ENDED
                                      INCEPTION) TO      DECEMBER 31,          MARCH 31,
                                      DECEMBER 31,     -----------------    ----------------
                                          1994          1995      1996      1996      1997
                                      -------------    ------    -------    -----    -------
                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net loss.............................     $ (52)       $ (303)   $(5,777)   $(331)   $(3,038)
Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Depreciation and amortization......         5            19        286       17        420
  Amortization of unearned
     compensation related to stock
     options.........................        --            --         --       --        263
  Changes in operating assets and
     liabilities:
     Increase in inventories.........        --           (17)      (554)     (21)      (368)
     (Increase) decrease in prepaid
       expenses and other............        --           (14)      (307)      11       (616)
     Increase in deposits............        --            --       (146)     (30)       (47)
     Increase in accounts payable and
       accrued expenses..............        23            83      4,763      250      4,589
                                           ----        ------    -------    -----    -------
       Net cash provided by (used in)
          operating activities.......       (24)         (232)    (1,735)    (104)     1,203
INVESTING ACTIVITIES
Purchases of equipment...............       (28)          (52)    (1,214)     (91)      (926)
                                           ----        ------    -------    -----    -------
       Net cash used in investing
          activities.................       (28)          (52)    (1,214)     (91)      (926)
FINANCING ACTIVITIES
Proceeds from exercise of stock
  options, sale of stock, and
  advances received for common
  stock..............................        60         1,272        231       36        437
Proceeds from sale of preferred
  stock..............................        --            --      7,970       --        200
Proceeds from (repayment of) notes
  payable............................        44           (44)        --       --         --
                                           ----        ------    -------    -----    -------
       Net cash provided by financing
          activities.................       104         1,228      8,201       36        637
                                           ----        ------    -------    -----    -------
Net increase (decrease) in cash......        52           944      5,252     (159)       914
Cash and cash equivalents at
  beginning of period................        --            52        996      996      6,248
                                           ----        ------    -------    -----    -------
Cash and cash equivalents at end of
  period.............................     $  52        $  996    $ 6,248    $ 837    $ 7,162
                                           ====        ======    =======    =====    =======
SUPPLEMENTAL CASH FLOW INFORMATION
  Common stock issued for software
     and accrued product
     development.....................     $  --        $   --    $    --    $  --    $ 1,500
                                           ====        ======    =======    =====    =======

                            See accompanying notes.

                                AMAZON.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                       (INFORMATION AS OF MARCH 31, 1997
                           AND FOR THE QUARTERS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED)

1. ACCOUNTING POLICIES

  Description of Business

     Amazon.com, Inc. (the Company) was incorporated on July 5, 1994. The Company is an online retailer of books and other information-based products on the Company's Internet site, and offers more than 2.5 million titles.

  Unaudited Interim Financial Information

     The financial information as of March 31, 1997 and for the quarters ended March 31, 1996 and 1997 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. Operating results for the quarter ended March 31, 1997 are not necessarily indicative of results that may be expected for the entire year.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash and cash equivalents represent short-term investments consisting of commercial paper and money market funds carried at cost, which approximates market. The Company considers all short-term investments with a maturity of three months or less at the date of purchase to be cash equivalents.

  Inventories

     Inventories are valued at the lower of average cost or market.

     The Company's largest vendor accounted for 59% of the Company's book purchases in 1996. The vendor's inability to supply books in a timely manner or on terms acceptable to the Company could severely affect the Company's ability to meet customers' demands.

  Equipment

     Equipment is recorded at cost less accumulated depreciation. Depreciation of equipment and amortization of software are provided using primarily the straight-line method over the estimated useful lives of two to four years.

  Income Taxes

     The Company was initially organized under the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended (the Code). In lieu of corporate income taxes, the stockholders of a Subchapter S corporation are taxed on their proportionate shares of the

                                AMAZON.COM, INC.

company's taxable income. Effective March 31, 1995, the Company, with the consent of its stockholders, elected to be taxed under the provisions of Subchapter C of the Code. Accordingly, cumulative net losses of $107,000 incurred by the Company as of that date have been reclassified to common stock.

  Revenue Recognition

     The Company recognizes revenue from product sales, net of any discounts, when the products are shipped to customers. Outbound shipping and handling charges are included in net sales. The Company provides an allowance for sales returns, which have been insignificant, based on historical experience. International sales were $198,000 and $5.1 million for the years ended December 31, 1995 and 1996, respectively, and $348,000 and $4.5 million for the first quarter of 1996 and 1997, respectively. No foreign country or geographical area accounted for more than 10% of revenue in any of the periods presented.

  Advertising Costs

     The cost of advertising is expensed as incurred. For the years ended December 31, 1995 and 1996, the Company incurred advertising expense of $30,000 and $3.4 million, respectively, and $53,000 and $1.8 million for the first quarter of 1996 and 1997, respectively.

  Product Development

     Product development expenses consist principally of payroll and related expenses for development, editorial, and network operations personnel and consultants, systems and telecommunications infrastructure and costs of acquired content. All product development costs have been expensed as incurred.

  Stock Compensation

     The Company has elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option exercise price.

  Concentrations of Credit Risk

     The Company is subject to concentrations of credit risk from its cash investments. The Company's credit risk is managed by investing its excess cash in high-quality money market instruments and securities of the U.S. government.

  Net Loss Per Share

     Net loss per share is computed based on the weighted average number of common shares outstanding. In accordance with the Securities and Exchange Commission requirements, common and common equivalent shares issued during the 12-month period prior to the filing of the Company's initial public offering have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method and the assumed initial public offering price. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible preferred stock and shares issuable upon the exercise of stock options.

                                AMAZON.COM, INC.

  Reclassifications

     Certain prior-year balances have been reclassified to conform to the current-year presentation.

 2. EQUIPMENT

     Equipment, at cost, consists of the following:

                                                         DECEMBER 31,
                                                        ---------------     MARCH 31,
                                                        1995      1996        1997
                                                        ----     ------     ---------
                                                               (IN THOUSANDS)
        Computers and equipment.......................  $73      $1,031      $ 1,812
        Purchased software............................    8         134        1,154
        Leasehold improvements........................   --         130          255
                                                        ---      ------       ------
                                                         81       1,295        3,221
        Less accumulated depreciation and
          amortization................................   24         310          730
                                                        ---      ------       ------
                                                        $57      $  985      $ 2,491
                                                        ===      ======       ======

3. STOCKHOLDERS' EQUITY

  Reincorporation

     On May 28, 1996, the Company reincorporated in the state of Delaware with authorized capital of 5,000,000 shares of $0.01 par value preferred stock and 25,000,000 shares of $0.01 par value common stock. The accompanying financial statements have been restated to reflect this reincorporation.

  Preferred Stock

     Preferred stock is convertible into common stock at the option of the holder, at any time, at a rate of four shares of common stock for one share of preferred stock. The conversion rate may be adjusted depending on future events. (See Note 6). The preferred stock also has certain mandatory conversion requirements, including in the event of an initial public offering of the Company's common stock, subject to certain minimum requirements.

     Each share of preferred stock has voting rights equivalent to the number of common shares issuable, if converted. The preferred stock also has preferential rights in the event of any distribution of assets upon liquidation of the Company, which are determined as fixed amounts per share, plus any declared but unpaid dividends. Noncumulative dividends accrue at $1 per share, per annum, when and if declared.

     In June 1996, the Company issued 569,396 shares of Series A convertible preferred stock at a price of $14.05 per share.

     In January and February 1997, the Company sold 2,500 shares of Series A preferred stock at $40 per share to each of two new directors of the Company, aggregating 5,000 shares, and increased the total number of designated Series A preferred stock to 579,396 shares.

  Common Stock

     At December 31, 1994 and 1995, the Company received advances for common stock. The common stock was subsequently issued at $0.172 and $0.333 per share, respectively.

                                AMAZON.COM, INC.

     On November 23, 1996, the Company effected a four-for-one common stock split. The accompanying financial statements have been restated to reflect this stock split. (See Note 6).

     In conjunction with the sale of Series A preferred stock in June 1996, the Company's founder granted the Company a right to repurchase 612,000 shares of common stock held by him at the original purchase price of $0.001 per share if his employment terminates under certain circumstances. The Company's right of repurchase lapses ratably over the 36-month period ending June 21, 1999. At December 31, 1996, 510,000 shares held by the founder were subject to repurchase under this agreement.

STOCK OPTIONS

     The Company adopted the 1994 Stock Option Plan (the 1994 Plan), which provides for the issuance of incentive and nonqualified stock options to employees and officers. There are 4,800,000 shares of common stock reserved under the 1994 Plan. Generally, options are granted by the Company's Board of Directors at an exercise price of not less than the fair market value of the Company's common stock at the date of grant. Each outstanding option granted prior to December 20, 1996 has a term of five years from the date of vesting. Each outstanding option granted subsequent to December 20, 1996 has a term of ten years from the date of grant. Generally, options granted under the 1994 Plan become exercisable immediately and vest at the rate of 20% after year one, 20% after year two, and 5% at the end of each quarter for years three through five. Shares issued upon exercise of options that are unvested are subject to repurchase by the Company upon termination of employment or services.

     During 1995, the Company granted a total of 360,000 nonqualified stock options outside of the 1994 Plan under separate agreements with three individuals. Under the terms of these agreements, the option prices range from $0.333 to $0.667 and vest at the rate of 40% on the date of grant, 30% after two years, and 30% after four years. Unexercised options expire five years after the date of grant. At December 31, 1996, options for 96,000 shares of common stock were exercisable and options for 48,000 shares had been exercised.

                                AMAZON.COM, INC.

     The following table summarizes the Company's stock option activity:

                                                                           WEIGHTED
                                                                           AVERAGE
                                                            NUMBER OF      EXERCISE
                                                              SHARES        PRICE
                                                            ----------     --------
          Options granted in 1994.........................   1,176,816     $  0.001
                                                             ---------
        Balance, December 31, 1994........................   1,176,816        0.001
          Options granted.................................     742,464        0.344
          Options canceled................................     (30,000)       0.172
          Options exercised...............................    (120,000)       0.001
                                                             ---------
        Balance December 31, 1995.........................   1,769,280        0.142
          Options granted:
             At fair market value.........................   1,038,600        0.333
             At less than fair market value...............   1,554,150        0.796
          Options canceled................................    (528,722)       0.278
          Options exercised...............................    (504,457)       0.387
                                                             ---------
        Balance December 31, 1996.........................   3,328,851        0.448
          Options granted (unaudited):
             At fair market value.........................     120,375       11.000
             At less than fair market value...............   1,378,350        2.840
          Options canceled (unaudited)....................     (56,550)       0.924
          Options exercised (unaudited)...................  (1,227,177)       0.356
                                                             ---------
        Balance March 31, 1997 (unaudited)................   3,543,849        1.761
                                                             =========

     At December 31, 1996, 1,206,690 shares of common stock were available for future issuance under the 1994 Plan.

     The following table summarizes information about options outstanding and exercisable at December 31, 1996:

                                     OPTIONS OUTSTANDING
                         --------------------------------------------
                                         WEIGHTED-                            OPTIONS EXERCISABLE
                                          AVERAGE                        -----------------------------
                                         REMAINING       WEIGHTED-                        WEIGHTED-
         RANGE OF          OPTIONS      CONTRACTUAL       AVERAGE          OPTIONS         AVERAGE
      EXERCISE PRICES    OUTSTANDING       LIFE        EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
    -------------------  -----------    -----------    --------------    -----------    --------------
    $0.001 - $0.334....    1,770,450     6.5 years         $0.168          1,662,450        $0.158
     0.335 -  1.00 ....    1,558,401     8.1 years          0.766          1,450,401         0.773
                           ---------                                       ---------
     0.001 -  1.00 ....    3,328,851     7.3 years          0.448          3,112,851         0.445

     At December 31, 1996, common stock reserved for future issuance was as follows:

                Preferred stock conversion....................   3,416,376
                Stock options:
                  1994 Plan...................................   4,223,541
                  Outside 1994 Plan...........................     312,000
                                                                ----------
                                                                 7,951,917
                                                                ==========

                                AMAZON.COM, INC.

     The Company follows the intrinsic value method in accounting for its stock options. Had compensation cost been recognized based on the fair value at the date of grant for options granted in 1995 and 1996 that were awarded under the 1994 Plan, the pro forma amounts of the Company's net loss and net loss per share for the years ended December 31, 1995 and 1996 would have been as follows:

                                                                    DECEMBER 31,
                                                                  -----------------
                                                                   1995       1996
                                                                  ------     ------
                                                                   (IN THOUSANDS,
                                                                  EXCEPT PER SHARE
                                                                        DATA)
        Net loss -- as reported.................................  $  303     $5,777
        Net loss -- pro forma...................................     304      5,808
        Net loss per common share -- as reported................   (0.02)     (0.25)
        Net loss per common share -- pro forma..................   (0.02)     (0.26)

     The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 5.16% to 7.60%; expected option life of three years; and no expected dividends. As the Company is privately held, expected volatility is not applicable. The weighted-average fair value of options granted during the years 1995 and 1996 was $0.06 and $0.08, respectively, for options granted at fair market value. The weighted-average fair value of options granted at less than fair market value during 1996 was $0.53.

  Deferred Compensation

     The Company recorded aggregate deferred compensation of $612,000 during the fourth quarter of 1996 and an additional $2.7 million of deferred compensation during the first quarter of 1997. The amounts recorded represent the difference between the grant price and the deemed fair value of the Company's common stock for shares subject to options granted in 1996 and 1997. The amortization of deferred compensation will be charged to operations over the vesting period of the options, which is typically five years. No amount was amortized in 1996 and $263,000 was amortized in the first quarter of 1997.

 4. INCOME TAXES

     The Company did not provide an income tax benefit for any of the periods presented because it has experienced operating losses since inception. At December 31, 1996, the Company had net operating loss carryforwards of approximately $5.5 million. Utilization of net operating loss carryforwards may be subject to certain limitations under Section 382 of the Code. The carryforwards expire in 2011.

                                AMAZON.COM, INC.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                     DECEMBER 31,
                                                                  ------------------
                                                                  1995        1996
                                                                  ----       -------
                                                                    (IN THOUSANDS)
        Deferred tax assets:
          Net operating loss carryforwards.....................   $ 84       $ 1,855
          Book-over-tax depreciation...........................      2            --
                                                                  ----       -------
                                                                    86         1,855
        Valuation allowance for deferred tax assets............    (86)       (1,855)
                                                                  ----       -------
        Net deferred tax assets................................   $ --       $    --
                                                                  ====       =======

 5. COMMITMENTS AND CONTINGENCY

  Lease Commitments

     The Company currently leases office and warehouse space and equipment under noncancelable operating leases. Rental expense under operating lease agreements for 1994, 1995, and 1996 was $2,000, $12,000, and $257,000, respectively, and
$18,000 and $242,000 for the first quarter of 1996 and 1997, respectively.

     In February 1997, the Company entered into several additional lease commitments for equipment and facilities. Future minimum lease commitments under noncancelable leases and service agreements as of December 31, 1996, including the lease commitments entered into in February 1997, are as follows:

                                                       (IN THOUSANDS)
                                                       --------------
                        1997.........................      $1,540
                        1998.........................       1,534
                        1999.........................       1,133
                        2000.........................         107
                        2001.........................           9
                                                           ------
                                                           $4,323
                                                           ======

  Contingency (Unaudited)


     On May 12, 1997, Barnes & Noble, Inc. filed suit against the Company in the United States District Court for the Southern District of New York alleging that the Company has made false advertising claims because it is not a "bookstore" and does not physically warehouse most of the titles it offers. The complaint seeks compensatory and punitive damages, and injunctive and other equitable relief. The Company is evaluating Barnes & Noble, Inc.'s claims and intends to defend against them vigorously.


 6. SUBSEQUENT EVENTS

     In February 1997, the Company adopted the 1997 Stock Option Plan (the 1997
Plan). Under the 1997 Plan, 6,000,000 shares of common stock have been reserved for future issuance.

     In March 1997, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of

                                AMAZON.COM, INC.

its common stock to the public. Upon completion of the Company's initial public offering, each outstanding share of preferred stock will convert into six shares of common stock. Unaudited pro forma stockholders' equity reflects the assumed conversion of the preferred stock into common stock as of March 31, 1997.

     On April 18, 1997, the Company effected a three-for-two common stock split, increased its authorized common stock to 100,000,000 shares and increased its authorized preferred stock to 10,000,000 shares. The accompanying financial statements have been restated to reflect the three-for-two common stock split.

                      (This page intentionally left blank)

[PICTURE OF THE COMPANY'S WEB PAGE FOR THE AMAZON.COM 500, ACCOMPANIED BY TEXT, "...browse the 500 current bestsellers and titles Amazon.com believes will be future best-sellers -- all at a 40% discount to list price..."; PICTURE OF THE COMPANY'S WEB PAGE FOR EDITORS MAILING LIST SIGN UP, ACCOMPANIED BY TEXT, "...register for personalized services..."; PICTURE OF THE COMPANY'S WEB PAGE FOR FINALIZING ORDERS, ACCOMPANIED BY TEXT, "...and order books 24 hours a day, 7 days a week, worldwide without having to go to the store..."; PICTURES OF THE COMPANY'S WAREHOUSE, THE SCANNING OF A BARCODE ON A BOOK, AND PEOPLE FULFILLING BOOK ORDERS; and PICTURE OF A FORM OF THE COMPANY'S E-MAIL CONFIRMATION OF AN ORDER.]

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    4
Risk Factors..........................    5
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Dilution..............................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   26
Management............................   37
Certain Transactions..................   44
Principal Stockholders................   45
Description of Capital Stock..........   46
Shares Eligible for Future Sale.......   48
Underwriting..........................   50
Legal Matters.........................   51
Experts...............................   51
Additional Information................   51
Index to Financial Statements.........  F-1


  UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
---------------------------------------------------------

LOGO

3,000,000 SHARES

COMMON STOCK

DEUTSCHE MORGAN GRENFELL

ALEX. BROWN & SONS
   INCORPORATED

HAMBRECHT & QUIST

Prospectus

                                            , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the Common Stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee.............................  $ 16,727
NASD filing fee.................................................................     6,020
Nasdaq National Market listing fee..............................................    50,000
Blue Sky fees and expenses......................................................     5,000
Printing and engraving expenses.................................................   150,000
Legal fees and expenses.........................................................   275,000
Accounting fees and expenses....................................................   150,000
Directors and officers insurance................................................   150,000
Transfer Agent and Registrar fees...............................................    10,000
Miscellaneous expenses..........................................................    37,253
                                                                                  --------
          Total.................................................................  $850,000
                                                                                  ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

     Section 10 of the registrant's Bylaws (Exhibit 3.2 hereto) requires indemnification to the full extent permitted under Delaware law as it now exists or may hereafter be amended. Subject to any restrictions imposed by Delaware law, the Bylaws provide an unconditional right to indemnification for all expense, liability and loss (including attorneys' fees, judgment, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (including, to the extent permitted by law, any derivative action) by reason of the fact that such person is or was serving as a director or officer of the registrant or that, being or having been a director or officer of the registrant, such person is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. The Bylaws also provide that the registrant may, by action of its Board of Directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Article 10 of the registrant's Restated Certificate of Incorporation (Exhibit 3.1 hereto) provides that to the full extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the registrant shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of such Article 10 shall not adversely affect any right or protection of a director of the registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     The registrant has entered into certain indemnification agreements with its officers and directors, the form of which is attached as Exhibit 10.1 to this Registration Statement and incorporated herein by reference. The indemnification agreements provide the registrant's officers and directors with further indemnification to the maximum extent permitted by the DGCL. Reference is made to the Underwriting Agreement (Exhibit 1.1 hereto), in which the Underwriters have agreed to indemnify the officers and directors of the registrant against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since its inception in July 1994, the registrant has issued and sold unregistered securities as follows (which information has been adjusted to give effect to a four-for-one stock split of the registrant's outstanding Common Stock effective November 23, 1996 and a three-for-two stock split of the registrant's outstanding Common Stock effective April 18, 1997):

     1. On July 5, 1994, the registrant issued an aggregate of 10,200,000 shares of Common Stock to its founder for a consideration of approximately $.0010 per share, or an aggregate of $10,000. The foregoing purchase and sale were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

     2. On February 9, 1995, July 24, 1995 and May 3, 1996, the registrant issued an aggregate of 2,012,772 shares of Common Stock to three investors who are related to the founder for a consideration of approximately $.1717 per share, or an aggregate of $345,525. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

     3. On August 7, 1995, the registrant issued 42,000 shares of Common Stock to one investor who is an employee for a consideration of approximately $.1287 per share, or an aggregate of $5,408. The foregoing purchase and sale were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

     4. Between December 6, 1995 and May 16, 1996, the registrant issued an aggregate of 3,021,000 shares of Common Stock to 23 purchasers for a consideration of approximately $.3333 per share, or an aggregate of $1,007,000. The purchasers consisted of one director of the registrant, Tom A. Alberg, who purchased 150,000 shares of Common Stock, two investors who are related to the founder and purchased 60,000 shares of Common Stock and 20 unaffiliated investors who purchased 2,811,000 shares of Common Stock. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

     5. On June 18, 1996, the registrant effected a reincorporation from the state of Washington to the state of Delaware. The registrant, as a Washington corporation, merged with and into a new corporation incorporated in Delaware, with the new corporation surviving the merger (the

"Surviving Entity"). As a result, each share of Common Stock of the registrant, as a Washington corporation, converted into one fully paid and nonassessable share of Common Stock of the Surviving Entity. Such issuances were exempt from registration under the Securities Act under Section 2(3) thereof on the basis that the transaction did not involve a sale of securities.

     6. On June 21, 1996, the registrant issued 569,396 shares of Series A Preferred Stock, which are convertible into 3,416,376 shares of Common Stock, to two investors, Kleiner Perkins Caufield & Byers VIII and KPCB Information Sciences Zaibatsu Fund II, for a consideration of approximately $14.05 per share of Series A Preferred Stock, or an aggregate of $8,000,014. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

     7. In January and February 1997, the registrant issued an aggregate of 5,000 shares of Series A Preferred Stock, which are convertible into 30,000 shares of Common Stock, to two directors of the registrant, Patricia Q. Stonesifer and Scott D. Cook, for a consideration of $40.00 per share of Series A Preferred Stock, or an aggregate of $200,000. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

     8. In March 1997, the registrant issued 225,000 shares of Common Stock to a licensor in consideration of a software license and accrued product development.

     9. From October 24, 1994 through May 13, 1997, the registrant granted stock options to purchase 5,296,080 shares of the Common Stock, with exercise prices ranging from $.1717 to $4.00 per share, to employees, consultants and directors pursuant to its 1994 Stock Option Plan. Of these options, options for 708,270 shares have been canceled without being exercised, options for 1,798,006 shares have been exercised and options for 2,789,804 shares remain outstanding. From December 6, 1995 through May 13, 1997, the registrant also granted stock options outside of any plan to purchase 360,000 shares of the registrant's Common Stock, with exercise prices ranging from $.3333 to $.6667 per share, to consultants and directors. Of these options, none have been canceled, options for 96,000 shares have been exercised and options for 264,000 shares remain outstanding. From February 25, 1997 through May 13, 1997, the Company has granted stock options to purchase 1,087,275 shares of the Company's Common Stock, with exercise prices ranging from $4.6667 to $12.00 per share, to employees and consultants pursuant to its 1997 Stock Option Plan. Of these options, options for 600 shares have been canceled without being exercised, options for 17,550 shares have been exercised and options for 1,069,125 shares remain outstanding.

     The sales and issuances of these securities were exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder on the basis that these options were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701, or pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


NUMBER                                          DESCRIPTION
------       ---------------------------------------------------------------------------------
  1.1*    -- Form of Underwriting Agreement.
  2.1*    -- Agreement and Plan of Merger between the Registrant, a Washington corporation, and Amazon.com, Inc., a Delaware corporation, dated May 28, 1996.
  3.1*    -- Restated Certificate of Incorporation of the Registrant.
  3.2*    -- Bylaws of the Registrant.
  5.1*    -- Opinion of Perkins Coie as to the legality of the shares.

NUMBER                                          DESCRIPTION
------       ---------------------------------------------------------------------------------
10.1*     -- Form of Indemnification Agreement between the Registrant and each of its
             Directors and Executive Officers.
10.2*     -- Series A Preferred Stock Purchase Agreement, dated June 21, 1996, by and among the Registrant and Kleiner Perkins Caufield & Byers VIII and KPCB Information
             Sciences Zaibatsu Fund II.
10.3*     -- Co-Sale Agreement, dated June 21, 1996, by and among the Registrant and Kleiner
             Perkins Caufield & Buyers VIII, KPCB Information Sciences Zaibatsu Fund II and
             Jeffrey P. Bezos.
10.4*     -- Right of First Refusal Agreement, dated June 21, 1996, by and between the
             Registrant and Kleiner Perkins Caufield & Byers VIII, KPCB Information Sciences
             Zaibatsu Fund II and Jeffrey P. Bezos.
10.5*     -- Repurchase Agreement, dated June 21, 1996, by and between the Registrant and
             Jeffrey P. Bezos.
10.6*     -- Voting Agreement, dated June 21, 1996, by and among the Registrant and Kleiner
             Perkins Caufield & Byers VIII, KPCB Information Sciences Zaibatsu Fund II and
             Jeffrey P. Bezos.
10.7*     -- Investor Rights Agreement, dated as of June 21, 1996, by and among the
             Registrant, Kleiner Perkins Caufield & Byers VIII, KPCB Information Sciences
             Zaibatsu Fund II and Jeffrey P. Bezos.
10.8*     -- Investment Letter Agreement regarding Purchase of Series A Stock, dated January
             31, 1997, between the Registrant and Scott D. Cook.
10.9*     -- Right of First Refusal Agreement, dated January 31, 1997, between the Registrant and Scott D. Cook.
10.10 *   -- Investment Letter Agreement regarding Purchase of Series A Stock, dated February
             20, 1997, between the Registrant and Patricia Q. Stonesifer.
10.11 *   -- Right of First Refusal Agreement, dated February 20, 1997, between the Registrant and Patricia Q. Stonesifer.
10.12 *   -- Subscription, dated July 5, 1994, by Jeffrey P. Bezos.
10.13 *   -- Shareholder's Agreement, dated February 9, 1995, by and between the Registrant and Miguel A. Bezos.
10.14 *   -- Shareholder's Agreement, dated July 24, 1995, by and between the Registrant and the Gise Family Trust.
10.15 *   -- Shareholder's Agreement, dated August 8, 1995, by and between the Registrant and
             Sheldon J. Kaphan.
10.16 *   -- Shareholder's Agreement, dated November 26, 1995, by and between the Registrant and Tom A. Alberg.
10.17     -- [Reserved]
10.18 *   -- Shareholder's Agreement, dated July 10, 1996, by and between the Registrant and
             Scott E. Lipsky.
10.19 *   -- Shareholder's Agreement, dated December 31, 1996, by and between the Registrant and Joy D. Covey.
10.20 *   -- Amended and Restated 1994 Stock Option Plan (version as of December 20, 1996 for
             Amended and Restated Grants and version as of December 20, 1996 for New Grants).
10.21 *   -- 1997 Stock Option Plan.

NUMBER                                          DESCRIPTION
------       ---------------------------------------------------------------------------------
 10.22*   -- Amended and Restated Incentive Stock Option Letter Agreement, effective October
             24, 1994, from the Registrant to Sheldon J. Kaphan.
 10.23*   -- Non-Qualified Stock Option Letter Agreement, effective December 6, 1995, from the
             Registrant to Tom A. Alberg.
 10.24*   -- Non-Qualified Stock Option Letter Agreement, effective December 6, 1995, from the
             Registrant to Tom A. Alberg.
 10.25*   -- Non-Qualified Stock Option Letter Agreement, effective December 20, 1996, from the Registrant to Joy D. Covey.
 10.26*   -- Incentive Stock Option Letter Agreement, effective December 20, 1996, from the
             Registrant to Joy D. Covey.
 10.27*   -- Subrogation Agreement, dated June 19, 1996, by and between the Registrant and
             Jeffrey P. Bezos.
 10.28*   -- Lease Agreement, dated July 1, 1996, as amended on December 21, 1996, January 9,
             1997 and February 27, 1997, by and between the Registrant and Trident
             Investments, Inc.
 10.29*   -- Lease Agreement, dated September 30, 1996, by and between the Registrant and
             Pacific Northwest Group A.
 10.30*   -- Sublease Agreement, dated February 19, 1997, by and between C.C. Filson Company and the Registrant.
 10.31*   -- Sublease Agreement, dated January 19, 1996, by and between the Registrant and
             Coast Wide Supply Co.
 10.32*   -- Master Lease Agreement No. 6672336, dated February 12, 1997, between the
             Registrant and Digital Financial Services, a division of General Electric Capital
             Corporation.
 10.33*   -- Shareholder's Agreement, dated March 18, 1997, by and between the Registrant and
             Rick R. Ayre.
 10.34*   -- Shareholder's Agreement, dated March 15, 1997, by and between the Registrant and
             John D. Risher.
 10.35*   -- Shareholder's Agreement, dated March 13, 1997, by and between the Registrant and
             Joel R. Spiegel.
11.1*     -- Statement regarding computation of net loss per share.
23.1      -- Consent of Ernst & Young LLP.
23.2*     -- Consent of Perkins Coie (contained in the opinion filed as Exhibit 5.1 hereto).
24.1*     -- Power of Attorney.
27.1*     -- Financial Data Schedule.


---------------
* Previously filed.

(b) Financial Statement Schedules

     All schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or related notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 14th day of May, 1997.


                                          AMAZON.COM, INC.

                                          By:      /s/ JEFFREY P. BEZOS
                                             -----------------------------------
                                                 Jeffrey P. Bezos, President
                                                 and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to Registration Statement has been signed by the following persons in the capacities indicated below on the 14th day of May, 1997.


            /s/ JEFFREY P. BEZOS               President, Chief Executive Officer and
---------------------------------------------    Chairman of the Board (Principal Executive
              Jeffrey P. Bezos                   Officer)

              /s/ JOY D. COVEY                 Chief Financial Officer, Vice President of
---------------------------------------------    Finance and Administration (Principal
                Joy D. Covey                     Financial and Accounting Officer)

               * TOM A. ALBERG                 Director
---------------------------------------------
                Tom A. Alberg

               * SCOTT D. COOK                 Director
---------------------------------------------
                Scott D. Cook

               * L. JOHN DOERR                 Director
---------------------------------------------
                L. John Doerr

          * PATRICIA Q. STONESIFER             Director
---------------------------------------------
           Patricia Q. Stonesifer

          * By/s/ JEFFREY P. BEZOS
---------------------------------------------
              Jeffrey P. Bezos
              Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                         EXHIBITS
------        --------------------------------------------------------------------------
  1.1*    --  Form of Underwriting Agreement.
  2.1*    --  Agreement and Plan of Merger between the Registrant, a Washington corporation, and Amazon.com, Inc., a Delaware corporation, dated May 28,
              1996.
  3.1*    --  Restated Certificate of Incorporation of the Registrant.
  3.2*    --  Bylaws of the Registrant.
  5.1*    --  Opinion of Perkins Coie as to the legality of the shares.
 10.1*    --  Form of Indemnification Agreement between the Registrant and each of its
              Directors and Executive Officers.
 10.2*    --  Series A Preferred Stock Purchase Agreement, dated June 21, 1996, by and among the Registrant and Kleiner Perkins Caufield & Byers VIII and KPCB
              Information Sciences Zaibatsu Fund II.
 10.3*    --  Co-Sale Agreement, dated June 21, 1996, by and among the Registrant and
              Kleiner Perkins Caufield & Buyers VIII, KPCB Information Sciences Zaibatsu
              Fund II and Jeffrey P. Bezos.
 10.4*    --  Right of First Refusal Agreement, dated June 21, 1996, by and between the
              Registrant and Kleiner Perkins Caufield & Byers VIII, KPCB Information
              Sciences Zaibatsu Fund II and Jeffrey P. Bezos.
 10.5*    --  Repurchase Agreement, dated June 21, 1996, by and between the Registrant and Jeffrey P. Bezos.
 10.6*    --  Voting Agreement, dated June 21, 1996, by and among the Registrant and
              Kleiner Perkins Caufield & Byers VIII, KPCB Information Sciences Zaibatsu
              Fund II and Jeffrey P. Bezos.
 10.7*    --  Investor Rights Agreement, dated as of June 21, 1996, by and among the
              Registrant, Kleiner Perkins Caufield & Byers VIII, KPCB Information
              Sciences Zaibatsu Fund II and Jeffrey P. Bezos.
 10.8*    --  Investment Letter Agreement regarding Purchase of Series A Stock, dated
              January 31, 1997, between the Registrant and Scott D. Cook.
 10.9*    --  Right of First Refusal Agreement, dated January 31, 1997, between the
              Registrant and Scott D. Cook.
10.10*    --  Investment Letter Agreement regarding Purchase of Series A Stock, dated
              February 20, 1997, between the Registrant and Patricia Q. Stonesifer.
10.11*    --  Right of First Refusal Agreement, dated February 20, 1997, between the
              Registrant and Patricia Q. Stonesifer.
10.12*    --  Subscription, dated July 5, 1994, by Jeffrey P. Bezos.
10.13*    --  Shareholder's Agreement, dated February 9, 1995, by and between the
              Registrant and Miguel A. Bezos.
10.14*    --  Shareholder's Agreement, dated July 24, 1995, by and between the
              Registrant and the Gise Family Trust.
10.15*    --  Shareholder's Agreement, dated August 8, 1995, by and between the
              Registrant and Sheldon J. Kaphan.
10.16*    --  Shareholder's Agreement, dated November 26, 1995, by and between the
              Registrant and Tom A. Alberg.
10.17    --  [Reserved]

EXHIBIT
NUMBER                                         EXHIBITS
------        --------------------------------------------------------------------------
10.18*    --  Shareholder's Agreement, dated July 10, 1996, by and between the
              Registrant and Scott E. Lipsky.
10.19*    --  Shareholder's Agreement, dated December 31, 1996, by and between the
              Registrant and Joy D. Covey.
10.20*    --  Amended and Restated 1994 Stock Option Plan (version as of December 20,
              1996 for Amended and Restated Grants and version as of December 20, 1996 for New Grants).
10.21*    --  1997 Stock Option Plan.
10.22*    --  Amended and Restated Incentive Stock Option Letter Agreement, effective
              October 24, 1994, from the Registrant to Sheldon J. Kaphan.
10.23*    --  Non-Qualified Stock Option Letter Agreement, effective December 6, 1995, from the Registrant to Tom A. Alberg.
10.24*    --  Non-Qualified Stock Option Letter Agreement, effective December 6, 1995, from the Registrant to Tom A. Alberg.
10.25*    --  Non-Qualified Stock Option Letter Agreement, effective December 20, 1996, from the Registrant to Joy D. Covey.
10.26*    --  Incentive Stock Option Letter Agreement, effective December 20, 1996, from the Registrant to Joy D. Covey.
10.27*    --  Subrogation Agreement, dated June 19, 1996, by and between the Registrant and Jeffrey P. Bezos.
10.28*    --  Lease Agreement, dated July 1, 1996, as amended on December 21, 1996,
              January 9, 1997 and February 27, 1997, by and between the Registrant and
              Trident Investments, Inc.
10.29*    --  Lease Agreement, dated September 30, 1996, by and between the Registrant and Pacific Northwest Group A.
10.30*    --  Sublease Agreement, dated February 19, 1997, by and between C.C. Filson
              Company and the Registrant.
10.31*    --  Sublease Agreement, dated January 19, 1996, by and between the Registrant and Coast Wide Supply Co.
10.32*    --  Master Lease Agreement No. 6672336, dated February 12, 1997, between the
              Registrant and Digital Financial Services, a division of General Electric
              Capital Corporation.
10.33*    --  Shareholder's Agreement, dated March 18, 1997, by and between the
              Registrant and Rick R. Ayre.
10.34*    --  Shareholder's Agreement, dated March 15, 1997, by and between the
              Registrant and John D. Risher.
10.35*    --  Shareholder's Agreement, dated March 13, 1997, by and between the
              Registrant and Joel R. Spiegel.
 11.1*    --  Statement regarding computation of net loss per share.

EXHIBIT
NUMBER                                         EXHIBITS
------        --------------------------------------------------------------------------
 23.1     --  Consent of Ernst & Young LLP.
 23.2*    --  Consent of Perkins Coie (contained in the opinion filed as Exhibit 5.1 hereto).
 24.1*    --  Power of Attorney.
 27.1*    --  Financial Data Schedule.


------------------------
* Previously filed.